

2007 Annual Report to Shareholders

Executive Board


United States/Canada
3,500 Members
Central and South America
60 Members
Middle East and Africa
70 Members
Asia/Australia/New Zealand
270 Members

More than 4,700 blue-chip clients

More than 80% of the Fortune 500

More than 60% of the world's top 300 financial institutions

~29% non-U.S. companies

Members in more than 50 countries

EXBD ON NASDAQ

THE CORPORATE EXECUTIVE BOARD IN BRIEF

Best Practices Research Studies and Supplementary Briefings • Benchmarking Data • Decision Support Tools • Executive Education and Online Communities • On-Demand Team and Project Support

The Corporate Executive Board provides corporate executives and professionals with the insights and resources necessary to excel in their roles and to drive corporate performance. Our research addresses issues related to corporate strategy, operations, and general management, and we focus on identifying management initiatives, processes, tools, and frameworks that will allow our members to avoid reinventing the wheel in addressing problems they share in common with their peers. At its best, our work is able to shape strategic debate and to accelerate tactical implementation in even the most progressive organizations.

Our business formula combines shared-cost research economics and a membership-based client model. The formula gives us access to the performance data best business practices of our members and enables us to provide comprehensive analysis on current business issues by assessing the collective experiences and knowledge of our members on topics essential to their roles and priorities. This allows us to provide data and insight at the quality standard of the premier strategy consulting firms but at a fraction of the cost. We are guided by a strong sense of stewardship for our members' confidences and financial contributions, and we strive in each interaction to achieve a level of service that is unparalleled in their commercial experience.

To Our Shareholders


Thomas L. Monahan III
Chairman and Chief Executive Officer

We accomplished many important things in 2007 but fell short of our collective ambition. Our 15.7% revenue growth rate in 2007 did not achieve our top-line growth objectives. The lack of momentum will carry through to 2008, particularly in the light of global economic conditions.

Nonetheless, we have great faith in the unique and powerful assets of this organization. We have successfully extended the global reach of our network and embedded the power of that network into a broader range of executive and professional workflows, and we have strong loyalty from our customers, our staff, and our shareholders, which we deeply appreciate.

In this letter, I want to share our perspective on the accomplishments of the past year; our expectations for 2008; how we have strengthened our franchise and confidence in the future; and our management priorities to build greater momentum in our business.

From this, you should clearly see our focus on disciplined execution against a $5 billion immediately addressable growth opportunity. Our operating plan for realizing this opportunity includes three principal elements, each focused on extending the reach of our executive and professional network and increasing the scope of decisions that we enable for them. These elements are: introducing new members to their first EXBD product; cross-selling additional membership products to existing members; and investing in new growth opportunities that enable us to expand into new corporate budgets and workflows. Execution against this opportunity alone would allow us to grow to roughly 10 times our current size. And well before we approach that $5 billion frontier, we will have opened up new opportunities for the firm, either in the form of new markets such as Asia or new value propositions well beyond the 15 to 20 new programs that the $5 billion model assumes.

25+
Years of Experience

50+
Distinct Executive Programs

50+
Countries Represented in Our Network

4,700+
Member Organizations Worldwide

Annual Revenue
Millions of Dollars



$210.2
$280.7
$362.2
$460.6
$532.7
2003
2004
2005
2006
2007

Adjusted EBITDA Margin*



17.6%
19.5%
22.4%
24.9%
24.0%
2003
2004
2005
2006
2007

Adjusted Cash Flow from Operations*
Millions of Dollars



$61.5
$94.3
$150.7
$136.3
$110.0
2003
2004
2005
2006
2007

Diluted Earnings per Share



$0.93
$1.34
$1.83
$1.94
$2.17
2003
2004
2005
2006
2007

* Adjusted presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See page 10 for a reconciliation of GAAP to adjusted presentations.

Our Accomplishments in 2007

The financial strength of our business model was on full display in an overall global economic environment that steadily worsened across the year. Revenues grew to $532.7 million in 2007, from $460.6 million in 2006—a 15.7% increase. Net income for 2007 rose to $80.6 million, from $79.2 million in 2006. Earnings per diluted share increased to $2.17 in 2007, from $1.94 in 2006. Adjusted EBITDA margin was 24% in 2007. Cash flow from operations, excluding excess tax benefits from share-based compensation and changes in deferred income taxes, net, was $123.2 million for the year ended 2007. A reconciliation of EXBD's reported and adjusted results is set forth in Selected Financial Data.

Even in the difficult budgeting environment that increasingly came to characterize the close to the year, we were able to maintain our 3% to 5% "same store" price increase and our 90% institutional renewal rate. This is powerful evidence that, even in a challenging economy, our teams can draw on the resources of our unparalleled global network to develop leading-edge insights, data and tools that enable executives to make their most important decisions quickly, confidently, and economically.

This financial performance also allowed us to demonstrate our ongoing commitment to return excess cash to shareholders in a tax-effective manner. To that end, in February 2008, the Board of Directors increased our quarterly dividend to 44 cents per share.

Our Expectations for 2008

Based upon our year-end contract value growth, our guidance for 2008 as of April 23, 2008, is for revenue growth of 5% to 10%, or $561 million to $586 million, across the year. We expect this revenue to be driven by contract value growth for the full year of 10% to 15%.

The Strength of Our Franchise and Growing Confidence in the Future

Membership in the Corporate Executive Board is valuable when times are good. However, the unique, immediate value we deliver is especially visible in the more uncertain economic conditions most of our members are experiencing at this writing. When time is at a premium, and the appetite for discretionary expenditure is low, the Corporate Executive Board's business model—proprietary insights and a global network of essential resources that help organizations accelerate decision making and deliver superior outcomes—shows to particular advantage.

Managing through a downturn is not a common experience for the vast majority of our members, and the risk of making mistakes is accordingly high. Some of the most common missteps in such a time involve indiscriminate cost cutting, loss of momentum in strategic initiatives, and the emergence of a "bunker mentality" in the senior team. Our unique content asset—more than 300,000 practices, tools, and metrics available on demand and through the web—and our member network offer executives and professionals instant access to essential, proven resources for making unfamiliar or urgent decisions with confidence—playbooks of proven cost savings strategies, best practice approaches for longer-term restructuring of specific cost areas, current market intelligence on compensation levels and trends, to name only a few.

Every one of our membership programs offers best-in-class thinking on how to manage through uncertain times, as well as the opportunity to displace cost by replacing individually-purchased survey, consulting, conference, and web services with higher-quality offerings bundled in our membership package. There is no other resource of which we are aware that comes close to the Corporate Executive Board network and service offering in reach, impact, or economy.

THE EXPANDING REACH OF THE **Corporate Executive Board**

- EXBD staff created and delivered record levels of content to our members last year, with 200 new strategic research studies, more than 38,000 fast-cycle projects, more than 800 membership meetings, and more than 7,500 on-site executive education sessions.

- We also expanded the membership network, adding more than 900 new client companies and more than 2,100 new program subscriptions.

- Across the year, we presented our work to more than 200,000 executives in a variety of meeting formats—no other organization we know of comes close to this level of senior executive and professional penetration of the largest companies in the world.

12 Practice Areas

50 Membership Programs

53 Countries

4,700 Client Companies

16,300 Progam Subscriptions

200,000 Participating Executives

And we have built on this capability in 2007 in many ways:

Extending Executive and Professional Network Reach

As a networked business model, the addition of each new member benefits us in two distinct ways: it increases the value of membership to our clients by expanding the size and quality of the peer group they can tap for insight; and it improves the performance of our scalable business model. Across 2007, we greatly extended the reach of this network, increasing the total number of client institutions by 25%, to 4,711 from 3,739, and the total number of subscribing executives by 15%, to 16,349 from 14,190.

The launch of six new programs into the global 4,200 and middle market across 2007 was at the high end of the target range we announced at the start of the year. We will pace our launch activity across 2008 to contribute 3% to 5% of our contract value growth target for the year. As always, we will continue to discover and pursue growth opportunities with the discipline we have demonstrated to date, favoring adjacent growth consistent with our business model.

Two particular directions of expansion are worthy of note.

International Membership Growth: We enjoyed strong growth in our international membership base, which now extends across 53 countries. Revenues from international members climbed from 27% to 30% of total revenues. Our European membership grew from 15% to 17% of total revenues, with great organizations such as HUGO BOSS AG, National Bank of Belgium, Pictet & Cie., PUMA AG, and Scania AB joining their first membership across the year.

Middle Market Growth: Growth in the middle market (companies with revenues from $100 million to $750 million) was similarly strong. We added 615 new middle market client institutions, a 30% increase over 2006 performance. Here as well, we were honored by the decisions of executives at companies such as Allen & Company, Carhartt Inc., NutriSystem Inc., Peet's Coffee & Tea, The Associated Press, The Gallup Organization, and Zappos.com to join their first Corporate Executive Board program, allowing us to demonstrate the value of our service and to earn the opportunity to deepen our relationship with their organizations across time.

Embedding Network Power into Members' Workflows

Our mission is to help our members accelerate great decision-making on important matters, saving them time and money as they set and execute successful business strategy. To achieve this objective, we maintain constant focus on developing and acquiring new capabilities that increase our ability to improve the efficiency and effectiveness of those key workflows.

The year just past was notable for the step-function strides we took at extending the size and power of our network. Let me call out three significant actions in this letter.

ITtoolbox®: In August, we announced our acquisition of ITtoolbox, the premier online community for IT and business professionals to share knowledge on pressing information technology issues. The ongoing conversation taking place among the more than 1.1 million registered professionals in the network is vibrant and rich, and we invite investors to explore the Toolbox site to experience the leading edge of capability in online professional networking. The strength and quality of the community that the leaders of ITtoolbox have created across time is impressive, and we are excited about the opportunity ahead of us to work together to extend the platform they have created into other functional areas.

Effective Decision Making Through STRONGER MEMBER NETWORKS



- Our mission and vision are aligned on one central objective: To increase the effectiveness of our members and their organizations by enabling every important action and decision they face through connection to the resources of our global network.
- Three notable actions across 2007 meaningfully advanced this capability: Our acquisition of ITtoolbox, the premier online community for IT and business professionals; the introduction of our Executive Productivity Network™ service; and the launch of our HR Leadership Academy™ platform.
- Each of these actions represents an exciting new growth opportunity in its own right and strengthens our core business by allowing us to develop a relationship with the next generation of senior executives.

The *STALL POINTS* INITIATIVE www.stallpoints.executiveboard.com


STALL POINTS
STALLPOINTS

- As one of the activities marking our 25th year of service, we are publishing a landmark piece of EXBD research, *Stall Points,* to the general executive audience worldwide.
- The work was featured in the March 2008 issue of *Harvard Business Review* and will be published by Yale University Press in May 2008.
- The initiative is already benefiting members in advancing strategic discussions around growth in their own enterprises and promises to introduce the power of the EXBD model to a large set of executives and professionals worldwide who are unfamiliar with our service and organization.

Executive Productivity Network (EPN): At midyear, we announced the launch of EPN, offering senior executives the opportunity to have their most urgent questions answered through quick access to their peers across all our membership programs. An internal organic extension of our model, EPN provides a repository of rich, online executive profiles and a set of broadcast and interactive communications channels that enable members to share experiences intuitively and on-demand. By year-end, more than 14,000 of our members had created an EPN profile, and members had formed 190 work groups to tackle specific issues of shared urgent concern.

HR Leadership Academy (HRLA): In the first quarter of 2008, we announced the launch of HRLA, our first foray into the $14 billion market for executive development services. As with all of our new launch activity, we introduced HRLA in response to an unmet need we sensed in the market. In our conversations with chief human resources officers, we learned that strategic change efforts were being held back by an absence of analytic skills and tools in the ranks of HR generalists, and those current providers were ill equipped to help close these gaps.

We are proud of the approach our team has developed to help members address this challenge and of the early results and feedback we've received. The HRLA experience brings together emerging HR leaders from a wide variety of companies for a 12-month program that blends classroom training, project-based activities, an on-line resource portal, and ongoing peer support and interaction. Beyond the fact that this represents a great growth platform for EXBD, it also strengthens our core business by allowing us to develop a relationship with the next generation of senior executives who will be the primary sponsors of our programs in years to come.

Based on this performance, we have a high degree of confidence in our ability to keep building products and acquiring capabilities that deliver the EXBD standard of impact and that leverage our installed base of more than 4,700 client organizations worldwide.

Expanding our Geographic Footprint

We are ever committed to get closer to our members—to move closer to their work and to increase our opportunity to help them to improve their performance. The most visible evidence of this ambition is the continued expansion of our office footprint in areas of concentration in our membership. Across 2007, we opened offices in Chicago and San Francisco in the United States, and in the first quarter of 2008 we announced the opening of a regional sales and service office in Sydney, Australia. In the first quarter of this year, we also moved into our new headquarters in Arlington, Virginia, consolidating our Washington, D.C.-area staff for the first time since our IPO in 1999.

MOVING CLOSER **To Our Members**

- Across 2007 and early 2008, we made significant strides in moving closer to our members' work—integrating even more tightly our sales and servicing capabilities and opening regional offices to match concentrations in the membership.



- To this end, we opened regional offices in Chicago and San Francisco across 2007; in early 2008, we announced the opening of our Sydney, Australia, regional office, which joins our London and Gurgaon, India, offices in servicing our fast-growing international membership base.

- Perhaps the most visible move toward increased coordination occurred closer to home, in our Washington, D.C. metro headquarters, where the opening of our Waterview offices in Arlington, Virginia, allowed us to consolidate five separate office locations.

Management Priorities to Build Greater Business Momentum

Management has four priorities in 2008 that will enable us to accelerate our pursuit of the next leg of growth ahead of us. These priorities are:

1. Re-accelerating North American new sales growth. We achieved our end of year sales force headcount target, and are now working hard to speed the productivity of our new staff and to ensure that we deliver a compelling employment offer to these very talented people.

2. Improving the management of our largest customers. We have enjoyed great success in deepening our relationships with our largest customers, who now subscribe to more than 30 programs and pay us more than $1.25 million annually. Our experience with these customers gives us confidence that we can accelerate growth in this critical member base by moving sales and service teams to our regional offices and tightening the integration of our sales and servicing activities.

3. Driving increased utilization of EXBD services. Our research on the experience of new members is clear—stimulating earlier and broader utilization of our services correlates directly with satisfaction and propensity to renew the relationship. We will focus across the year on adjusting our product and service bundle to ensure that we address every relevant facet of member work and on rethinking our processes for introducing new members to the services and capabilities available to them and their teams.

4. Investing in new growth opportunities. We will continue to accelerate growth from newer markets and from products that target additional executive workflows and budgets at member companies. Europe continues to be an area of success and opportunity for us, and we plan to increase our investments in this and in other international markets.

In Appreciation

I want to close this letter with a statement of personal appreciation to the Corporate Executive Board's 2,400 staff members around the world. The year we document in this letter was challenging, for us and for our members, and 2008 brings its own full measure of uncertainty and testing to many sectors in our membership. As the bar on personal and corporate performance rises steadily with each passing year, we serve our members best by paying close attention to their emerging needs and improving our products and services to continue to exceed their rising expectations.

There is no company that is better positioned to prosper and serve in this environment of rising challenge and accelerating change than the Corporate Executive Board. With our time-tested business model, our unparalleled client base, our strong leadership team, our enviable bench of talent, our deep financial strength, and our strong corporate culture, we have an unmatched opportunity to increase the pace at which we convert our assets into tangible business results, creating extraordinary value for our member organizations, as well as rewarding careers for our people and distinguished returns for our shareholders.

Thanks to all of you for the trust you have placed in us over the years and for your continuing support and enthusiasm for our efforts and mission.

Thomas L. Monahan III
Chairman and Chief Executive Officer

SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating data. The selected financial data presented below have been derived from our consolidated financial statements that were audited by our independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per-share amounts)				
Consolidated Statements of Income Data					
Revenues	$ 532,716	$ 460,623	$ 362,226	$ 280,724	$ 210,211
Costs and expenses:					
Cost of services	183,088	164,022	120,944	91,469	71,049
Member relations and marketing	150,032	122,177	93,657	75,560	55,306
General and administrative	71,984	59,629	40,295	31,254	21,666
Depreciation and amortization	15,573	10,381	7,308	6,782	5,764
Non-cash lease restructuring costs	—	—	—	5,210	—
Total costs and expenses	420,677	356,209	262,204	210,275	153,785
Income from operations	112,039	104,414	100,022	70,449	56,426
Other income, net	16,049	24,318	13,588	9,936	7,569
Income before provision for income taxes	128,088	128,732	113,610	80,385	63,995
Provision for income taxes	47,501	49,561	38,550	26,729	28,307
Net income	$ 80,587	$ 79,171	$ 75,060	$ 53,656	$ 35,688
Earnings per share—basic	$ 2.20	$ 1.99	$ 1.90	$ 1.40	$ 0.96
Weighted average shares outstanding—basic	36,666	39,712	39,572	38,344	37,296
Earnings per share—diluted	$ 2.17	$ 1.94	$ 1.83	$ 1.34	$ 0.93
Weighted average shares outstanding—diluted	37,159	40,721	41,092	39,925	38,577
Cash dividends declared per common share	$ 1.60	$ 1.20	$ 0.40	$ 0.30	$ —

	December 31,				
	2007	2006	2005	2004	2003
	(In thousands)				
Consolidated Balance Sheet Data					
Cash, cash equivalents and marketable securities	$ 144,356	$ 487,287	$ 544,636	$ 416,977	$ 293,919
Deferred income taxes	37,017	28,005	14,838	29,587	37,673
Total assets	544,772	736,055	726,995	578,451	423,482
Deferred revenues	323,395	308,671	261,300	205,494	154,844
Total stockholders' equity	67,547	317,865	385,414	327,461	241,993

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Other Operating Data (Unaudited)					
Membership programs (1)	48	42	37	31	26
Member institutions	4,711	3,739	2,831	2,368	2,143
Total membership subscriptions	16,349	14,190	10,825	8,202	6,414
Average subscriptions per member institution (cross-sell ratio) (2)	3.47	3.80	3.82	3.46	2.99
Client renewal rate (3)	90%	92%	92%	91%	90%
Contract value (in thousands) (4)	$ 526,386	$ 475,653	$ 381,366	$ 294,949	$ 227,913

Notes to Other Operating Data

(1) In January 2008, we launched the HR Leadership Academy. In April 2008, we launched the Corporate Legal Exchange. The two launches bring the current number of membership programs to 50.

(2) Excluding the impact of the middle market cross-sell ratio of 1.44, 1.1, and 1.0 in 2007, 2006 and 2005, respectively, the traditional large company cross-sell ratio was 4.03, 4.15 and 3.91 in 2007, 2006 and 2005, respectively.

(3) For the year then ended. Client renewal rate is defined as the percentage of member institutions renewed, adjusted to reflect reductions in member institutions resulting from mergers and acquisitions of members.

(4) For the year then ended. Contract value is defined as the aggregate annualized revenue attributed to all agreements in effect at a given date without regard to the remaining duration of any such agreement.

Reconciliation of GAAP to Adjusted Presentation

This annual report and the accompanying tables include a discussion of adjusted EBITDA and adjusted cash flow from operations, which are non-GAAP financial measures provided as a complement to the results provided in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The term "Adjusted EBITDA" refers to a financial measure that we define as earnings before other income, net (primarily comprised of interest income), depreciation and amortization, income taxes, and one-time charges. For the years ended 2005, 2004 and 2003, share-based compensation was not included in the consolidated statements of income in accordance with APB 25. The term "Adjusted Cash Flow from Operations" refers to a financial measure that we define as cash flow from operations adjusted for deferred income taxes, net for the years ended 2005, 2004, and 2003 relating to the tax benefits associated with the exercise of equity awards prior to the adoption of FAS 123(R). These non-GAAP measures may be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. Furthermore, we intend to continue to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. A reconciliation of non-GAAP measures to GAAP is provided below.

We believe that adjusted EBITDA and adjusted cash flow from operations are relevant and useful information for our investors. We use these non-GAAP financial measures for internal budgeting and other managerial purposes, when publicly providing our business outlook and as a measurement for potential acquisitions. A limitation associated with EBITDA is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures. Management compensates for these limitations by also relying on the comparable GAAP financial measure of income from operations, which includes Depreciation and amortization.

	2007		2006		2005		2004		2003	
	In Thousands	% of Annual Revenue	In Thousands	% of Annual Revenue	In Thousands	% of Annual Revenue	In Thousands	% of Annual Revenue	In Thousands	% of Annual Revenue
Adjusted EBITDA Margin										
Net income	$ 80,587	15.1%	$ 79,171	17.2%	$ 75,060	20.7%	$ 53,656	19.1%	$ 35,688	17.0%
Other income, net	(16,049)	(3.0%)	(24,318)	(5.3%)	(13,588)	(3.8%)	(9,936)	(3.5%)	(7,569)	(3.6%)
Depreciation and amortization	15,573	2.9%	10,381	2.3%	7,308	2.0%	6,782	2.4%	5,764	2.7%
Provision for income taxes	47,501	8.9%	49,561	10.8%	38,550	10.6%	26,729	9.5%	28,307	13.5%
Share-based compensation	—	—	—	—	(26,370)	(7.3%)	(27,573)	(9.8%)	(25,287)	(12.0%)
Non-cash lease restructuring costs, net of tax	—	—	—	—	—	—	5,210	1.9%	—	—
Adjusted EBITDA margin	$ 127,612	24.0%	$ 114,795	24.9%	$ 80,960	22.4%	$ $54,868	19.5%	$ $36,903	17.6%

	2007	2006	2005	2004	2003
Adjusted Cash Flow from Operations (in thousands)					
Cash flow from operations	$ 110,041	$ 136,271	$ 181,469	$ 118,698	$ 88,695
Deferred income taxes, net	—	—	(30,801)	(24,373)	(27,171)
Adjusted cash flow from operations	$ 110,041	$ 136,271	$ 150,668	$ 94,325	$ 61,524

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

We provide best practices research, decision support tools and executive education focusing on corporate strategy, operations and general management issues. Best practices research supports senior executive decision making by identifying and analyzing specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. For a fixed annual fee, members of each of our research programs have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and Web-based access to the program's content database and decision support tools.

Our growth strategy is to cross-sell additional research programs to existing members, to add new members and to develop new research programs and decision support tools. The implementation of our growth strategy can be seen in our operating results. Over the past three years, our revenues have grown at a compound annual growth rate of 23.8% from $280.7 million in 2004 to $532.7 million in 2007, while costs have grown at a compound annual growth rate of 26.0% from $210.3 million in 2004 to $420.7 million in 2007. Included in the growth rate for costs is the effect of share-based compensation in 2006 and 2007, which accounted for 2.3% of the growth rate. In addition, our Contract Value has grown at a compound annual growth rate of 21.3% over the past three years and was $526.4 million at December 31, 2007. We define Contract Value as the aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the remaining duration of any such agreement. Our experience has been that a substantial portion of members renew subscriptions for an equal or higher level each year. See the table above titled "Other Operating Data (Unaudited)" for additional information with respect to members, subscriptions and renewals.

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the "Critical Accounting Policies" section below.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee.

Memberships, which are principally annually renewable agreements, are generally payable by members at the beginning of the contract term. Billings attributable to memberships in our research programs initially are recorded as deferred revenues and then are generally recognized on a pro-rata basis over the membership contract term, which is typically 12 months. At any time, a member may request a refund of its membership fee for a research program. Refunds are provided on a pro-rata basis relative to the remaining term of the membership.

Our operating costs and expenses consist of Cost of services, Member relations and marketing, General and administrative expenses, and Depreciation and amortization. Cost of services represents the costs associated with the production and delivery of our products and services, which are composed of compensation, including share-based compensation, of research personnel and in-house faculty, the production of published materials, the organization of executive education seminars and all associated support services. Cost of services is exclusive of Depreciation and amortization, which is shown separately on the consolidated statements of income. Member relations and marketing expenses include the costs of acquiring new members, the costs of maintaining and renewing existing members, compensation expense (including sales commissions and share-based compensation), travel and all associated support services. General and administrative expenses consist of compensation, including share-based compensation, and other costs associated with human resources and recruiting, finance and accounting, management information systems, facilities management, new product development and other administrative functions. Depreciation and amortization expense includes the cost of depreciation of our property and equipment, which consists of furniture, fixtures and equipment, capitalized software and Web site development costs and leasehold improvements, and the amortization of our intangible assets.

Critical Accounting Policies

We have identified the following policies as critical to our business operations and the understanding of our results of operations. This listing is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and may require the application of significant judgment by management; as a result, they are subject to an inherent degree of uncertainty. In applying those policies, management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our members and information available from other outside sources, as appropriate. For a more detailed discussion of the application of these and other accounting policies, see "Note 2. Summary of significant accounting policies" in our consolidated financial statements and related notes. Our critical accounting policies include:

Revenue recognition

Revenues from membership subscriptions are recognized ratably over the term of the related subscription, which generally is 12 months. Membership fees generally are billable, and revenue recognition begins, when the member agrees to the terms of the membership. Certain membership fees are billed on an installment basis. Members may request a refund of their membership fees, which is provided on a pro-rata basis relative to the length of the remaining membership term. Our policy is to record the full amount of membership fees receivable as an asset and related deferred revenue as a liability when a member agrees to the terms of a membership. Revenues from membership subscriptions were greater than 95% of total revenues in 2007, 2006 and 2005.

Additionally, beginning on August 1, 2007, we began generating advertising and content related revenues through our wholly-owned subsidiary, CEB Toolbox, Inc. (formerly known as Information Technology Toolbox, Inc.), an online community of professionals who share practical, job-related information. Advertising and content related revenues are recognizable as the services are provided.

Reserve for uncollectible revenue

We record a reserve for uncollectible revenue based upon management's analyses and estimates as to the collectability of our accounts receivable. As part of our analysis, we examine our collections history, the age of the receivables in question, any specific customer collection issues that we have identified, general market conditions, customer concentrations and current economic trends.

Income taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of total deferred tax assets is contingent upon the generation of future taxable income. A valuation allowance is provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized. We have provided a valuation allowance of approximately $7.9 million at December 31, 2007 for the estimated loss of Washington, D.C. tax credits which will occur upon our move to Virginia in 2008.

In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which the earnings will be generated, the impact of state and local and foreign income taxes, and our ability to use tax incentives. The Company files income tax returns in U.S. federal, state, and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and local tax examinations in major tax jurisdictions for periods prior to 2004.

We adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109" ("FIN 48") on January 1, 2007. The impact of adoption was not material. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." FIN 48 prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the "more-likely-than-not" recognition threshold should be measured as the largest amount of the tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the financial statements. We recognize interest and penalties related to income tax matters as a component of the Provision for income taxes. We do not currently anticipate that the total amount of unrecognized tax benefits will significantly increase within the next 12 months.

Goodwill and intangible assets, net

As a result of acquisitions, any excess purchase price over the net tangible and identifiable intangible assets acquired is recorded as goodwill. A preliminary allocation of the purchase price to tangible and intangible net assets acquired is based upon a preliminary valuation and our estimates and assumptions may be subject to change. Intangible assets consist primarily of purchased software and customer relationships. In order to determine the fair value of the identifiable intangible assets, we make estimates and judgments based on assumptions about the future income producing capabilities of these assets and related future expected cash flows. Should different conditions prevail, we could record write-downs or changes in the estimate of useful life of those intangible assets, which would result in changes to amortization expense. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 3 to 20 years.

We review goodwill for impairment annually on October 1 or whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). If we determine that an impairment has occurred, we are required to record a write-down of the carrying value as an operating expense in the period the determination is made. Although we believe goodwill is appropriately stated in our consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

Incentive compensation

Commission expenses related to the negotiation of new memberships and the renewal of existing memberships are deferred and amortized over the term of the related memberships.

Share-based compensation

We account for share-based compensation in accordance with FAS 123(R) using the modified prospective transition method. Under the fair value recognition provisions of FAS 123(R), share-based compensation cost is measured at the grant date of the share-based awards based on their fair values, and is recognized on a straight line basis as expense in the consolidated statements of income over the vesting periods of the awards, net of an estimated forfeiture rate. In accordance with the modified prospective transition method, share-based compensation expense recognized by us beginning January 1, 2006 includes: (a) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R), and (b) compensation expense for all share-based payments granted prior to, but that were unvested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123"). Results for prior periods have not been restated. We previously recorded share-based compensation expense in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), which allowed us to record share-based compensation expense based on the intrinsic value of the share-based award at the date of grant.

Under the provisions of FAS 123(R), we calculate the grant date fair value of share-based awards using a lattice valuation model for grants subsequent to the adoption of FAS 123(R). For grants prior to the adoption of FAS 123(R), we used the Black-Scholes valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of our shares and forfeiture rates of the awards. Prior to adopting FAS 123(R), we recognized forfeitures only as they occurred. We base our fair value estimates on assumptions we believe to be reasonable but that are inherently uncertain. Actual future results may differ from those estimates.

As mandated by FAS 123(R), beginning in the first quarter of 2006, we also report the benefits of tax deductions in excess of recognized compensation expense as a financing cash inflow in the consolidated statement of cash flows. Prior to the adoption of FAS 123(R), we reported these tax benefits as an operating cash flow. Results for prior periods have not been restated.

Results of Operations

The following table sets forth certain operating data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,		
	2007	2006	2005
Revenues	100.0%	100.0%	100.0%
Cost of services	34.4	35.6	33.4
Gross profit	65.6	64.4	66.6
Costs and expenses:			
Member relations and marketing	28.2	26.5	25.9
General and administrative	13.5	12.9	11.1
Depreciation and amortization	2.9	2.3	2.0
Total costs and expenses	44.6	41.7	39.0
Income from operations	21.0	22.7	27.6
Other income, net	3.0	5.3	3.8
Income before provision for income taxes	24.0	27.9	31.4
Provision for income taxes	8.9	10.8	10.6
Net income	15.1%	17.2%	20.7%

Years ended December 31, 2005, 2006 and 2007

Revenues. Revenues increased 27.2% from $362.2 million in 2005 to $460.6 million in 2006, and 15.7% to $532.7 million in 2007. The largest driver of the increase in revenues in 2006 and 2007 was the cross-selling of additional subscriptions to existing members. Other drivers contributing to the increase in revenues in 2006 and 2007 included the introduction of new research programs and the addition of new members. We introduced six new research programs in each of the years 2005, 2006 and 2007.

Cost of services. Cost of services increased 35.6% from $120.9 million in 2005 to $164.0 million in 2006 and 11.6% to $183.1 million in 2007. The increase from 2005 to 2006 of $43.1 million was principally due to increased compensation and compensation related costs (incentives and payroll taxes) for new and existing research and executive education staff, including share-based compensation expense of $12.2 million in 2006 as compared to $0 in 2005 relating to our adoption of FAS 123(R) on January 1, 2006. The increase, to a lesser extent, was also due to external consulting expenses to support the growth of our existing programs and new program launches, publishing and executive education seminar costs and an increase in travel related expenses. The increase in 2006 was partially offset by a true-up of incentive expense recorded in 2005 which was not paid in 2006. The increase from 2006 to 2007 of $19.1 million was principally due to an increase in compensation and compensation related costs (incentives and payroll taxes) and to a lesser extent facilities costs relating mostly to our new Arlington, Virginia office location and additional space taken in London, England and executive education seminar expenses. These increases are partially offset by decreases in printing, external consulting costs and a decrease in share-based compensation expense relative to 2006 of approximately $1.3

million. Cost of services as a percentage of revenues increased from 33.4% in 2005 to 35.6% in 2006 and decreased to 34.4% in 2007. The increase as a percentage of revenues from 2005 to 2006 of 2.2% was primarily due to the recognition of share-based compensation expense and to a lesser extent, an increase in external consulting expenses to support the growth of our existing programs, a shift in the timing of our publishing and executive education seminar schedule relative to 2005, and an increase in the number of research and executive education staff, partially offset by a true-up of incentive expense recorded in 2005 which was not paid in 2006. The decrease as a percentage of revenues from 2006 to 2007 of 1.2% was principally due to lower share-based compensation expense, and to a lesser extent, printing costs and external consulting fees, and was partially offset by percentage increases in overhead including facilities costs. Cost of services as a percentage of revenues may fluctuate from year to year due to the timing of the completion and delivery of best practices research studies, the timing of executive education seminars, the introduction of new membership programs and the fixed nature of a portion of the production costs of best practices research studies, as these costs are not significantly affected by growth in the number of membership subscriptions. Accordingly, the Cost of services as a percentage of revenues may not be indicative of future annual results.

Gross profit. Historically, Gross profit as a percentage of revenues, or gross profit margin, has fluctuated based upon the growth in revenues offset by the costs of delivering best practices research studies, the timing of executive education seminars, the volume of customized research briefs, the hiring of personnel and the introduction of new membership programs. Accordingly, the gross profit margin may vary from one annual period to another. A number of factors that impact gross profit margin are discussed in the "Cost of services" description above.

Member relations and marketing. Member relations and marketing expense increased 30.5% from $93.7 million in 2005 to $122.2 million in 2006, and increased 22.8% to $150.0 million in 2007. The increase from 2005 to 2006 of $28.5 million was principally due to the increase in marketing personnel and related costs and member relations personnel and related costs to support our existing membership base, including approximately $5.6 million of share-based compensation expense in 2006 as compared with $0 in 2005 due to our adoption of FAS123(R) on January 1, 2006. The increase, to a lesser extent, is further due to increases in commission expense associated with the growth in our revenues and travel expenses associated with new sales staff. The increase of approximately $27.8 million from 2006 to 2007 principally consists of an increase in personnel related costs including salaries relating to an increase in member relations and marketing headcount and incentives relating to higher revenue. Other factors contributing to the increase, but to a lesser extent, include facilities costs associated with the office spaces discussed in "Cost of services" above and external consulting fees. These increases are partially offset by a decrease in travel and travel related expenses and a decrease in share-based compensation of approximately $0.9 million. Member relations and marketing expense as a percentage of revenues increased from 25.9% in 2005 to 26.5% in 2006, and increased to 28.2% in 2007. The increase as a percentage of revenues from 2005 to 2006 of 0.6% was principally due to the recognition of share-based compensation expense, which accounted for an increase of approximately 1.2%. This increase was partially offset by a percentage decrease in incentives for Member relations and marketing personnel. The increase as a percentage of revenues from 2006 to 2007 of approximately 1.7% was due primarily to the percentage increase in overhead, including facilities costs, and, to a lesser extent, compensation, including salaries and incentives, and external consulting costs and was partially offset by decreases in travel and travel related expenses and, to a lesser extent, a decrease in share-based compensation expense. Member relations and marketing expense as a percentage of revenue may fluctuate due to the components noted above, including the timing of new hires, travel, and consulting expenses incurred relative to the amount of revenue recognized in a period.

General and administrative. General and administrative expense increased 48.0% from $40.3 million in 2005 to $59.6 million in 2006, and increased 20.7% to $72.0 million in 2007. The increase of approximately $19.3 million from 2005 to 2006 was principally due to an increase in compensation costs including share-based compensation expense, and to a lesser extent, costs associated with the development of our new Arlington, Virginia office facility and the recognition, in the second quarter, of prior period sales tax for certain states in which some of our non-Washington, D.C. based domestic staff were located to support our growing domestic membership base. See "Note 15. Commitments and contingencies" for further discussion. Included in 2006 was approximately $7.4 million of share-based compensation expense calculated in accordance with FAS 123(R). The increase of approximately $12.4 million from 2006 to 2007 was primarily the result of an increase in staff and non-equity compensation costs, including $2.3 million relating to severance expense, and to a lesser extent, an increase in facilities costs and external consulting costs. These increases were partially offset by a decrease in payroll taxes associated with the exercise of employee stock options and a decrease in share-based compensation expense of approximately $0.3 million. General and administrative expense as a percentage of revenues increased from 11.1% in 2005 to 12.9% in 2006, and increased to 13.5% in 2007. The increase as a percentage of revenues from 2005 to 2006 of 1.8% was primarily a result of the recognition of share-based compensation expense, which accounted for 1.6% of the General and administrative expense as a percentage of revenue in 2006. The increase as a percentage of revenue from 2006 to 2007 of 0.6% was principally due to the percentage increase in the personnel related costs, including the severance expense noted above, and facilities costs. The increases were partially offset by decreases in payroll taxes, external consulting fees and share-based compensation expense as noted above. In the fourth quarter of 2007, the Company recorded approximately $2.0 million relating to the probable exposure of sales and use tax regulations for states in which we sell or support our goods and services. General and administrative expense as a percentage of revenue may fluctuate due to the components noted above, including the timing of new hires and consulting expenses incurred relative to the amount of revenue recognized in a period.

Depreciation and amortization. Depreciation and amortization expense increased 42.0% from $7.3 million in 2005 to $10.4 million in 2006, and increased 50.0% to $15.6 million in 2007. In 2006, the increase was principally due to the additional investment in leasehold improvements for additional office space in the Washington, D.C. and London offices, the purchase of computer equipment and management information systems software to support organizational growth and the amortization of intangible assets that were recognized as part of our acquisition in the quarter ended September 30, 2005. In 2007, the increase was principally due to amortization of intangible assets relating to the purchase of ITtoolbox on July 31, 2007, which accounted for approximately $1.7 million in 2007. To a lesser extent, the percentage increase is also due to depreciation related to the purchase of equipment and software for the build-out of our new Arlington, Virginia infrastructure, investments in leasehold improvements for additional office space for the London office, and the purchase of computer equipment and management information systems software to support organizational growth. We expect to see an increase in amortization expense relating to the full year's effect of purchase price allocated to identifiable intangible assets as part of the ITtoolbox acquisition. See "Impact of acquisitions" below.

Other income, net. Other income, net, consists primarily of interest income earned on cash and cash equivalents and marketable securities and the realized gains and losses on the sale of marketable securities. Other income, net increased 79.0% from $13.6 million in 2005 to $24.3 million in 2006, and decreased 34.0% to $16.0 million in 2007. In 2006, the increase was principally due to the increased level of marketable securities along with increased investment returns in a higher interest rate environment. In 2007, the decrease was principally due to decreased levels of cash and cash equivalents and marketable securities relative to 2006.

Provision for income taxes. We recorded a Provision for income taxes of $38.6 million, $49.6 million and $47.5 million in 2005, 2006 and 2007, respectively. Our effective income tax rate increased from 33.9% in 2005 to 38.5% in 2006, reflecting an increase in the Washington, D.C. Qualified High Technology Company ("QHTC") statutory income tax rate to 6.0% from 0.0% in 2005 and a decrease in the estimated benefit of certain Washington, D.C. income tax incentives, as these incentives may not be realized. In 2007, our effective income tax rate decreased to 37.1% principally due to an increase in the estimated amount of Washington, D.C. income tax incentives that we will be able to utilize prior to moving to our new Virginia office location and an increase in our deferred tax assets from higher state tax rates. We anticipate an increase in our effective income tax rate to approximately 40% in 2008 as we lose the impact of Washington D.C. tax incentives with our move to Virginia.

Impact of acquisitions. In July 2007, we acquired 100% of the equity interests of ITtoolbox, which operates an online platform that connects a community of more than one million information technology and other professionals. The purchase price was $58.9 million, reduced by the assumption of $1.0 million in transition bonuses that will be paid for by us. Under the terms of the acquisition agreement, the purchase price may be increased if certain financial thresholds are achieved during a 12-month period on or before December 31, 2010. Pro forma information disclosing the operating results in 2007 and 2006 is not presented as the effects were not material to the Company's historical consolidated financial statements.

In September 2005, we acquired substantially all of the assets and technology of the Executive Performance Group ("EPG") to support the launch of the Shared Services Roundtable membership program. Under the terms of the EPG acquisition agreement, the initial purchase price was $8.2 million which may be increased if certain future business operating conditions are achieved on or before December 31, 2008. Pro forma financial information for this acquisition has not been presented as the effects were not material.

Liquidity and Capital Resources

Cash generated by operations is our primary source of liquidity and we believe that existing cash and marketable securities balances and operating cash flows will be sufficient to support operations, capital expenditures, and the payment of dividends, as well as potential share repurchases during the next 12 months. We had cash, cash equivalents and marketable securities of $144.4 million and $487.3 million at December 31, 2007 and 2006, respectively. We made income tax payments of approximately $60.8 million in 2007 and expect to continue making tax payments in future periods. We estimate paying approximately $60 million through 2008 to build out the office space for our new headquarters in Arlington, Virginia. Of this amount, approximately $25.5 million was paid in 2007 and the remaining estimate of $34.5 million is expected to be paid in early 2008. In addition, we estimate that we will spend approximately $8 million to $10 million during 2008 to support growth of our headcount and infrastructure.

Effective January 1, 2006, we adopted FAS 123(R) using the modified prospective transition method. Pursuant to FAS 123(R), we have reported the benefits of tax deductions in excess of recognized book compensation expense as a financing cash inflow in the consolidated statement of cash flows in 2007 and 2006. Prior to the adoption of FAS 123(R), we reported these tax benefits as an operating cash flow. Prior period results have not been restated. See further discussion of the impact on our consolidated financial statements of adopting FAS 123(R) under "Critical Accounting Policies" above and in "Note 10. Stockholders' equity and share-based compensation."

Cash flows from operating activities. Membership subscriptions, which are principally annually renewable agreements, are generally payable by members at the beginning of the contract term. The combination of revenue growth, profitable operations and advance payments of membership subscriptions has historically resulted in net cash flows provided by operating activities. We generated net cash flows from operating activities of $110.0 million, $136.3 million, and $181.5 million in 2007, 2006 and 2005, respectively. In 2007, operating cash flows were generated primarily by net income, and increases in deferred revenues, other liabilities and accrued incentive compensation, offset by a decrease in accounts payable, including cash taxes paid of approximately $60.8 million in 2007, and accrued liabilities and an increase in deferred tax assets, membership fees receivable, and other non-current assets. In 2006, operating cash flows were generated principally by net income, an increase in deferred revenues, the utilization of tax benefits resulting from share-based compensation arrangements and an increase in accounts payable and accrued liabilities, offset by the reclassification of excess tax benefits resulting from share-based compensation arrangements, an increase in membership fees receivable and an increase in other non-current assets. In 2005, operating cash flows were generated by net income, an increase in deferred revenues, the utilization of tax benefits resulting from share-based compensation arrangements, growth in accounts payable and accrued liabilities, and an increase in accrued incentive compensation, offset by an increase in membership fees receivable and deferred incentive compensation.

Cash flows from investing activities. We generated net cash flows from investing activities of $121.8 million in 2007. We used net cash flows in investing activities of $212.0 million in 2006. We generated net cash flows from investing activities of $159.5 million in 2005. In 2007, net cash flows from investing activities were generated by sales and maturities, net of purchases, of available-for-sale marketable securities of $221.8 million, partially offset by business acquisition costs, net of cash acquired, of $61.6 million, the purchase of property and equipment of $34.5 million, consisting of leasehold improvements, computer equipment and software, and a cost method investment of $3.8 million. In 2006, net cash flows from investing activities were used to purchase available-for-sale marketable securities, net of maturities, of $194.3 million, and property and equipment, consisting of leasehold improvements for additional office space in Washington, D.C. and London, England, Web site development costs and computer equipment and software, of $17.7 million. In 2005, net cash flows from investing activities were generated by maturities and sales of available-for-sale marketable securities of $176.4 million, partially offset by the purchase of property and equipment totaling $8.7 million, and asset acquisition costs, net of cash acquired, of $8.1 million.

Cash flows from financing activities. We used net cash flows in financing activities of $355.6 million, $177.2 million and $30.7 million in 2007, 2006 and 2005, respectively. In 2007, net cash flows from financing activities were used primarily for the repurchase of our common stock, which totaled $303.0 million, and the payment of dividends, which totaled $57.8 million, partially offset by the recognition of excess tax benefits of $2.4 million resulting from share-based compensation arrangements, proceeds of $2.1 million from the issuance of common stock under the employee stock purchase plan, and proceeds of $0.7 million from the exercise of common stock options. Net cash flows used in financing activities in 2006 were principally attributed to the repurchase of our common stock, which totaled $176.0 million, and the payment of dividends, which totaled $47.4 million, partially offset by the recognition of excess tax benefits of $41.2 million resulting from share-based compensation arrangements, proceeds of $3.0 million from the exercise of common stock options, and proceeds of $2.0 million from the issuance of common stock under the employee stock purchase plan. Net cash flows used in financing activities in 2005 were principally attributed to the repurchase of our common stock, which totaled $61.5 million, and the payment of dividends, which totaled $15.8 million, partially offset by the receipt of proceeds of $45.1 million from the exercise of common stock options, primarily in conjunction with the sale of 1.3 million shares of our common stock by our employees and directors in March 2005, and proceeds from the issuance of common stock under the employee stock purchase plan, which totaled $1.4 million.

The Company has entered into letter of credit agreements totaling $3.8 million to provide security deposits for certain office space leases. The letters of credit expire in the period from March 2008 through January 2009, but will automatically extend for another year from their expiration dates, unless we terminate them. We expect to terminate approximately $1.4 million of the letters of credit relating to the security deposits for the Washington, D.C. office space leases when the leases expire in 2008. To date, no amounts have been drawn on these agreements. Under the terms of the Arlington, Virginia lease agreement, we have committed to providing the landlord security deposits totaling $50 million. We have pledged $50 million of long-term marketable securities to the landlord as collateral for this obligation. We expect the securities required to be pledged will be replaced by a letter of credit in the amount of approximately $5.0 million in 2008.

Contractual obligations

We lease office facilities in the United States, United Kingdom and India expiring on various dates through 2028. In the second quarter of 2006, we entered into a new lease agreement for additional office space in the United Kingdom. In the third quarter of 2006, we entered into new lease agreements for additional office space in Washington, D.C. The expiration of the new Washington, D.C. leases coincided with our move to the new Arlington, Virginia headquarters in early 2008. In the fourth quarter of 2006, we entered into new lease agreements for additional office locations in Chicago, Illinois and San Francisco, California. The Chicago office lease is for a seven-year term with total remaining lease payments of $6.1 million. The San Francisco lease is for a six-year term with total remaining lease payments of $1.9 million. With our acquisition of ITtoolbox in the third quarter of 2007, we acquired the lease obligations for its office locations in Scottsdale, Arizona and West Chester, Pennsylvania. The Scottsdale lease continues for a 26-month term from the date of our acquisition with total lease payments of $0.5 million over that term. The West Chester lease continues for a 32-month term from the date of our acquisition with total lease payments of $0.3 million over that term. Certain lease agreements include provisions for rental escalations and require us to pay for executory costs such as taxes and insurance. Future minimum rental payments under non-cancelable operating leases, excluding executory costs, total $589.4 million.

We expect the total costs of the tenant build-out for the Waterview office space for our new headquarters in Arlington, Virginia to be approximately $100 million, of which approximately $40 million will be paid for by the landlord. In March 2007, we entered into a contract for approximately $57 million for the general construction of the build-out, of which approximately $31.2 million was paid for by the landlord as a lease incentive in 2007 and approximately $13.6 million was paid by the Company in 2007. The remaining portion of the expected total costs will be paid in 2008.

The following table summarizes our contractual obligations at December 31, 2007:

	Payments Due by Period (in thousands)				
	Total	< 1 Year	1–3 Years	4–5 Years	> 5 Years
Operating lease obligations	$ 589,354	$ 34,904	$ 67,165	$ 65,614	$ 421,671
General construction of Arlington, Virginia office	$ 12,246	$ 12,246			
Other liabilities (1)	$ 11,925	$ 683	$ 1,159	$ 460	$ 9,623

(1) Other liabilities include elective deferrals and earnings under the deferred compensation plan.

Not included in the table above is unrecognized tax benefits of $900,000.

Off-balance sheet arrangements

At December 31, 2007, we do not have any off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

Recent Accounting Pronouncements

See Note 3 to the consolidated financial statements for a description of recent accounting pronouncements, including the expected dates of adoption, which is incorporated herein by reference.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to interest rate and foreign currency exchange rate risks that could impact our financial position and results of operations.

Interest rate risk

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents consist of highly liquid U.S. Treasury obligations with maturities of less than three months. Marketable securities consist primarily of U.S. Treasury notes and bonds and insured Washington, D.C. tax exempt notes and bonds. We perform periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities. This portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile.

The following table provides the principal (notional) amount by expected maturity of our available-for-sale marketable securities at December 31, 2007 (dollars in thousands):

	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value 12/31/07
Marketable securities	$ 24,040	$ 26,605	$ 18,545	$ 9,845	$ 3,700	$ 10,550	$ 93,285	$ 96,771
Average effective interest rate	3.88%	3.67%	3.94%	4.24%	4.25%	4.66%		

Foreign currency exchange rate risk

Our international operations subject us to risks related to foreign currency exchange fluctuations. Prices for our products are denominated primarily in U.S. dollars, even when sold to customers that are located outside the United States. Many of the costs associated with our operations located outside the United States are denominated in local currencies. As a consequence, the increased strength of local currencies against the U.S. dollar in countries where we have foreign operations would result in higher effective operating costs and, potentially, reduced earnings. In 2006, we began to use forward contracts to protect against foreign currency exchange rate risks inherent with our cost reimbursement agreement with our UK subsidiary. A forward contract obligates us to exchange a predetermined amount of U.S. dollars to make an equivalent Pound Sterling ("GBP") payment equal to the value of such exchange. A hypothetical 10% adverse movement in foreign currency exchange rates would not have a material adverse impact to our results of operations.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report, including information incorporated into this document by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements, and are contained throughout this Annual Report, including under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements include information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position and potential growth opportunities. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believes," "expects," "anticipates," "intends," "plans" or "estimates" or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. Factors that could cause actual results to differ materially from those indicated by forward-looking statements include, among others, those discussed in this Annual Report under "Critical Accounting Policies" and elsewhere in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional uncertainties that could affect future results include general economic conditions and future financial performance of members and industries. All forward-looking statements contained in this Annual Report are qualified by these cautionary statements and are made only as of the date this Annual Report is filed. We undertake no obligation, other than as required by law, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 47,585	$ 171,367
Marketable securities	24,153	119,534
Membership fees receivable, net	161,336	153,107
Deferred income taxes, net	12,710	15,109
Deferred incentive compensation	15,544	13,160
Prepaid expenses and other current assets	10,638	9,881
Total current assets	271,966	482,158
DEFERRED INCOME TAXES, NET	24,307	12,896
MARKETABLE SECURITIES	72,618	196,386
PROPERTY AND EQUIPMENT, NET	91,904	26,988
GOODWILL	42,626	6,364
INTANGIBLE ASSETS, NET	22,143	1,462
OTHER NON-CURRENT ASSETS	19,208	9,801
Total assets	$ 544,772	$ 736,055
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 62,681	$ 66,773
Accrued incentive compensation	31,355	25,062
Deferred revenues	323,395	308,671
Total current liabilities	417,431	400,506
OTHER LIABILITIES	59,794	17,684
Total liabilities	477,225	418,190
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01; 100,000,000 shares authorized; 43,119,512 and 42,805,325 shares issued at December 31, 2007 and 2006, respectively; 34,993,581 and 38,947,908 shares outstanding at December 31, 2007 and 2006, respectively	431	428
Additional paid-in-capital	383,636	353,990
Retained earnings	269,429	245,668
Accumulated elements of other comprehensive loss	(194)	(440)
Treasury stock, at cost, 8,125,931 and 3,857,417 shares at December 31, 2007 and 2006, respectively	(585,755)	(282,781)
Total stockholders' equity	67,547	317,865
Total liabilities and stockholders' equity	$ 544,772	$ 736,055

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per-share amounts)

	Year ended December 31,		
	2007	2006	2005
REVENUES	$ 532,716	$ 460,623	$ 362,226
COST OF SERVICES (1)	183,088	164,022	120,944
GROSS PROFIT	349,628	296,601	241,282
COSTS AND EXPENSES			
Member relations and marketing (1)	150,032	122,177	93,657
General and administrative (1)	71,984	59,629	40,295
Depreciation and amortization	15,573	10,381	7,308
Total costs and expenses	237,589	192,187	141,260
INCOME FROM OPERATIONS	112,039	104,414	100,022
OTHER INCOME, NET	16,049	24,318	13,588
INCOME BEFORE PROVISION FOR INCOME TAXES	128,088	128,732	113,610
PROVISION FOR INCOME TAXES	47,501	49,561	38,550
NET INCOME	$ 80,587	$ 79,171	$ 75,060
EARNINGS PER SHARE			
Basic	$ 2.20	$ 1.99	$ 1.90
Diluted	$ 2.17	$ 1.94	$ 1.83
DIVIDENDS PER SHARE	$ 1.60	$ 1.20	$ 0.40
WEIGHTED AVERAGE SHARES USED IN THE CALCULATION OF EARNINGS PER SHARE			
Basic	36,666	39,712	39,572
Diluted	37,159	40,721	41,092
(1) The following table summarizes the share-based compensation recognized in accordance with Statement of Financial Accounting Standards 123(R) included in the consolidated statements of income above:			
Cost of services	$ 10,852	$ 12,236	$ —
Member relations and marketing	4,782	5,644	—
General and administrative	7,130	7,426	—

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 80,587	$ 79,171	$ 75,060
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation and amortization	15,573	10,381	7,305
(Gain) loss on sale of investments	(142)	—	2,320
Deferred income taxes	(10,781)	34,139	30,801
Share-based compensation	22,764	25,306	—
Excess tax benefits from share-based compensation arrangements	(2,398)	(41,225)	—
Amortization of marketable securities (discounts) premiums, net	(449)	(2,389)	1,865
Changes in operating assets and liabilities:			
Membership fees receivable, net	(6,688)	(32,865)	(23,055)
Deferred incentive compensation	(2,384)	(1,671)	(2,212)
Prepaid expenses and other current assets	(645)	(2,210)	327
Other non-current assets	(5,578)	(8,564)	(1,238)
Accounts payable and accrued liabilities	(11,739)	23,933	25,041
Accrued incentive compensation	6,293	(1,983)	8,894
Deferred revenues	14,724	47,371	55,252
Other liabilities	10,904	6,877	1,109
Net cash flows provided by operating activities	110,041	136,271	181,469
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment, net	(34,532)	(17,743)	(8,703)
Cost method investment	(3,829)	—	—
Acquisition of businesses, net of cash acquired	(61,593)	—	(8,136)
Purchases of marketable securities	(108,801)	(196,920)	—
Sales and maturities of marketable securities	330,556	2,635	176,384
Net cash flows provided by (used in) investing activities	121,801	(212,028)	159,545
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from the exercise of common stock options	691	2,979	45,135
Proceeds from issuance of common stock under the employee stock purchase plan	2,087	2,024	1,407
Excess tax benefits from share-based compensation arrangements	2,398	41,225	—
Purchase of treasury shares	(302,974)	(175,985)	(61,489)
Payment of dividends	(57,826)	(47,395)	(15,787)
Net cash flows used in financing activities	(355,624)	(177,152)	(30,734)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(123,782)	(252,909)	310,280
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	171,367	424,276	113,996
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 47,585	$ 171,367	$ 424,276

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2005, 2006, and 2007
(In thousands, except share amounts)

	Common Stock		Additional	Retained	Accumulated Elements of Other	Treasury		Annual
	Shares	Amount	Paid-in-Capital	Earnings	Comprehensive Income	Stock	Total	Comprehensive Income
Balance at December 31, 2004	38,930,648	$ 399	$ 214,987	$ 155,619	$ 1,763	$ (45,307)	$ 327,461	$ —
Issuance of common stock upon the exercise of common stock options	1,382,828	15	45,120	—	—	—	45,135	—
Issuance of common stock under the employee stock purchase plan	24,956	—	1,407	—	—	—	1,407	—
Tax benefits related to the exercise of common stock options	—	—	15,514	—	—	—	15,514	—
Purchase of treasury stock at cost	(855,705)	—	—	—	—	(61,489)	(61,489)	—
Unrealized losses on available-for-sale marketable securities, net of tax benefit	—	—	—	—	(1,349)	—	(1,349)	(1,349)
Foreign currency translation, net of tax benefit	—	—	—	—	(538)	—	(538)	(538)
Payment of dividends	—	—	—	(15,787)	—	—	(15,787)	—
Net income	—	—	—	75,060	—	—	75,060	75,060
Balance at December 31, 2005	39,482,727	$ 414	$ 277,028	$ 214,892	$ (124)	$ (106,796)	$ 385,414	$ 73,173
Issuance of common stock upon the exercise of common stock options	1,378,917	14	2,965	—	—	—	2,979	—
Issuance of common stock under the employee stock purchase plan	26,875	—	2,024	—	—	—	2,024	—
Share-based compensation	—	—	25,465	—	—	—	25,465	—
Tax benefits related to the exercise of common stock options	—	—	46,508	—	—	—	46,508	—
Purchase of treasury stock at cost	(1,940,611)	—	—	—	—	(175,985)	(175,985)	—
Unrealized losses on available-for-sale marketable securities, net of tax benefit	—	—	—	—	(316)	—	(316)	(316)
Payment of dividends	—	—	—	(47,395)	—	—	(47,395)	—
Net income	—	—	—	79,171	—	—	79,171	79,171
Balance at December 31, 2006	38,947,908	$ 428	$ 353,990	$ 246,668	$ (440)	$ (282,781)	$ 317,865	$ 78,855
Issuance of common stock upon the exercise of common stock options and release of restricted stock units	280,510	3	685	—	—	—	688	—
Issuance of common stock under the employee stock purchase plan	33,677	—	2,087	—	—	—	2,087	—
Share-based compensation	—	—	22,764	—	—	—	22,764	—
Tax benefits related to the exercise of common stock options	—	—	4,110	—	—	—	4,110	—
Purchase of treasury stock at cost	(4,268,514)	—	—	—	—	(302,974)	(302,974)	—
Unrealized gains on available-for-sale marketable securities, net of tax expense	—	—	—	—	1,312	—	1,312	1,312
Foreign currency hedge	—	—	—	—	(1,066)	—	(1,066)	(1,066)
Payment of dividends	—	—	—	(57,826)	—	—	(57,826)	—
Net income	—	—	—	80,587	—	—	80,587	80,587
Balance at December 31, 2007	34,993,581	$ 431	$ 383,636	$ 269,429	$ (194)	$ (585,755)	$ 67,547	$ 80,833

See accompanying notes to consolidated financial statements.

1. Description of operations

The Corporate Executive Board Company (the "Company") provides "best practices" research, decision support tools and executive education focusing on corporate strategy, operations and general management issues. Best practices research supports senior executive decision making by identifying and analyzing specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. For a fixed annual fee, members of each research program have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs and Web-based access to the program's content database and decision support tools.

Additionally, beginning on August 1, 2007 with our acquisition of ITtoolbox, Inc. ("ITtoolbox"), the Company maintains an online community of professionals who share practical, job related information through a new wholly-owned subsidiary, CEB Toolbox, Inc. This community provides free access to a worldwide audience of experienced, knowledgeable professionals.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include accounts of The Corporate Executive Board Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Use of estimates in preparation of financial statements

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). These accounting principles require the Company to make certain estimates, judgments and assumptions. The Company believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company's financial statements will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.

Foreign currency

The functional currency of the Company's wholly-owned foreign subsidiaries is the U.S. dollar. Monetary balance sheet and related income statement accounts, representing claims receivable or payable in a fixed number of foreign currency units regardless of changes in exchange rates, of foreign subsidiaries are translated at the current exchange rate with exchange gains and losses recorded in income. Non-monetary balance sheet items and related income statement accounts, which do not result in a fixed future cash inflow or outflow, are translated at their historical exchange rates.

Cash equivalents and marketable securities

Short-term investments and marketable securities that mature within three months of purchase are classified as cash equivalents. Short-term investments and marketable securities with maturities of more than three months are classified as marketable securities. At December 31, 2007 and 2006, the Company's marketable securities consisted primarily of United States Treasury notes and bonds and Washington, D.C. tax exempt notes and bonds. The Company classifies its marketable securities as available-for-sale, which are carried at fair value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of comprehensive income. Included in the balance of marketable securities at December 31, 2007 and 2006 are $50 million of United States treasury notes that are held by the Company as a security deposit relating to the Arlington, Virginia office lease. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities. The Company may elect not to hold these marketable securities to maturity and may elect to sell these securities at any time.

Allowance for doubtful accounts

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce membership fees receivable to their expected net realizable value. The Company estimates the amount of the required allowance by reviewing the status of past-due receivables and analyzing historical bad debt trends. The Company charges-off receivables deemed to be uncollectible to the allowance for doubtful accounts. Accounts receivable balances are not collateralized.

Property and equipment

Property and equipment consists of furniture, fixtures, equipment, capitalized software and Web site development costs, and leasehold improvements. Property and equipment are stated at cost, less accumulated depreciation expense. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Capitalized software and Web site development costs are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net tangible and intangible assets acquired in a business combination. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. The carrying amount is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or at least annually. Recoverability is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairment was recorded as part of our annual review process in 2007, 2006 and 2005.

Intangible assets, net

Intangible assets, net consists of purchased software, customer relationships and technology. These assets are amortized on a straight-line basis over their estimated useful lives of 3 to 20 years with a weighted average remaining life of approximately 5.5 years. The gross carrying amount of intangible assets at December 31, 2007, 2006 and 2005 was approximately $25.5 million, $2.3 million and $2.3 million, respectively, with related accumulated amortization of approximately $3.4 million, $0.9 million and $0.2 million, respectively. Amortization expense in the years ended 2007, 2006 and 2005 was approximately $2.5 million, $0.7 million and $0.2 million.

The following approximates the anticipated aggregate amortization expense for the succeeding five years ended 2008 through 2012: $5.7 million, $5.3 million, $4.7 million, $3.0 million and $1.8 million, respectively.

Recovery of long-lived assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable.

Fair value of financial instruments

The fair value of the Company's financial instruments approximates their carrying value.

Revenue recognition

Revenues from membership subscriptions are recognized ratably over the term of the related subscription, which is generally 12 months. Revenues from implementation support memberships are recognized as services are performed, limited by the Company's pro-rata refund policy. Membership fees are generally billable, and revenue recognition begins, when the member agrees to the terms of the membership. Certain membership fees are billed on an installment basis. Members may request a refund of their membership fees, which is provided on a pro-rata basis relative to the length of the remaining membership term. The Company's policy is to record the full amount of membership fees receivable as an asset and related deferred revenue as a liability when a member agrees to the terms of a membership. Revenues from membership subscriptions were greater than 95% of total revenues in 2007, 2006 and 2005.

Additionally, beginning on August 1, 2007, the Company began generating advertising and content related revenues through a new wholly-owned subsidiary, CEB Toolbox, Inc., an online community of professionals who share practical, job-related information. Advertising and content related revenues are recognizable as the services are provided.

Incentive Compensation

Commission expenses related to the negotiation of new memberships and the renewal of existing memberships are deferred and amortized over the term of the related memberships.

Share-based compensation

The Company has several share-based compensation plans. These plans provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and incentive bonuses to employees and non-employee members of the Company's Board of Directors. As described in Note 10, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)") on January 1, 2006 using the modified prospective transition method. Under FAS 123(R), share-based compensation cost is measured at the grant date of the share-based awards based on their fair values, and is recognized on a straight line basis as expense over the vesting periods of the awards, net of an estimated forfeiture rate. In accordance with the modified prospective transition method, share-based compensation expense recognized by the Company beginning January 1, 2006 includes: (a) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R), and (b) compensation expense for all share-based payments granted prior to, but that were unvested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123"). The Company previously recorded share-based compensation expense in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), which allowed the Company to record share-based compensation cost based on the intrinsic value of the share-based award at the date of grant.

Under FAS 123(R), the Company calculates the grant date fair value of share-based awards using a lattice valuation model for grants subsequent to the adoption of FAS 123(R). For grants prior to the adoption of FAS 123(R), the Company used a Black-Scholes valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares and forfeiture rates of the awards. Prior to adopting FAS 123(R), the Company recognized forfeitures only as they occurred. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are inherently uncertain. Actual future results may differ from those estimates.

Under FAS 123(R) the Company also reports the benefits of tax deductions in excess of recognized compensation expense as a financing cash inflow in the 2007 and 2006 consolidated statements of cash flows. Prior to the adoption of FAS 123(R), the Company reported these tax benefits as an operating cash flow.

Research and development costs

Costs related to the research and development of new Company programs are expensed in the period incurred. Research and development costs were immaterial in 2007, 2006 and 2005.

Income taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of total deferred tax assets is contingent upon the generation of future taxable income. A valuation allowance is provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109" ("FIN 48") on January 1, 2007. The impact of adoption was not material. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). FIN 48 prescribes that a company should use a more-likely- than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the "more-likely-than-not" recognition threshold should be measured as the largest amount of the tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the financial statements. The Company recognizes interest and penalties related to income tax matters as a component of the Provision for income taxes.

Concentration of credit risk and sources of revenues

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of membership fees receivable and cash, cash equivalents and marketable securities. Concentrations of credit risk with respect to membership fees receivable are limited due to the large number of members and their dispersion across many different industries and countries worldwide. However, the Company may be exposed to a declining membership base in periods of unforeseen market downturns, severe competition or international developments. The Company performs periodic evaluations of the membership base and related membership fees receivable and establishes allowances for potential credit losses.

The Company generates a percentage of its revenues from members located outside of the United States. In 2007, 2006 and 2005, approximately 30%, 27% and 25% of revenues, respectively, were generated from members located outside of the United States. Revenues from customers in European countries were approximately 17%, 15% and 14% in 2007, 2006 and 2005, respectively, with no other geographic area representing more than 10% of revenues in any period. No individual member accounted for more than 2% of revenues for any period presented.

The Company's international operations subject the Company to risks related to currency exchange fluctuations. Prices for the Company's products are denominated predominately in U.S. dollars, even when sold to customers that are located outside the United States. Many of the costs associated with the Company's operations located outside the United States are denominated in local currencies. In 2006, the Company began to use forward contracts to protect against foreign currency exchange rate risks inherent with the Company's cost reimbursement agreement with its UK subsidiary. A forward contract obligates the Company to exchange a predetermined amount of U.S. dollars to make an equivalent Pound Sterling ("GBP") payment equal to the value of such exchange.

The Company maintains a portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents consist of highly liquid U.S. government and U.S. Treasury obligations that mature within three months of purchase. Marketable securities consist primarily of U.S. Treasury notes and bonds and Washington, D.C. tax exempt notes and bonds. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities.

Comprehensive income

Comprehensive income is defined as net income plus the net-of-tax impact of unrealized gains and losses on marketable securities and foreign currency hedges. The accumulated elements of other comprehensive income, net of tax, included within stockholders' equity on the consolidated balance sheets are primarily composed of the unrealized gains (losses) on available-for-sale marketable securities at December 31, 2007, 2006 and 2005 and foreign currency hedge transactions of approximately $1.1 million at December 31, 2007 only. The change in unrealized gains (losses), net of tax, on available-for-sale marketable securities amounted to $1.3 million, $(0.3) million and $(1.4) million in 2007, 2006 and 2005, respectively. The tax expense (benefit) associated with the change in unrealized gains (losses) on available-for-sale marketable securities included within comprehensive income was $0.8 million, $(0.4) million, and $(0.7) million in 2007, 2006, and 2005, respectively.

Earnings per share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period increased by the dilutive effect of potential common shares outstanding during the period. The number of potential common shares outstanding has been determined in accordance with the treasury-stock method to the extent they are dilutive. Common share equivalents consist of common shares issuable upon the exercise of outstanding share-based compensation awards. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Basic weighted average common shares outstanding	36,666	39,712	39,572
Effect of dilutive common shares outstanding	493	1,009	1,520
Diluted weighted average common shares outstanding	37,159	40,721	41,092

Approximately 1.35 million shares related to share-based compensation awards have been excluded from the dilutive effect shown above as their impact would be anti-dilutive.

3. Recent accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). This Statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. In February 2008, the FASB agreed to delay the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FAS 157 and has not yet determined the effect the adoption of FAS 157 will have on the Company's financial position or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" ("FAS 159"). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company is currently evaluating the impact of FAS 159 and has not yet determined the effect the adoption of FAS 159 will have on the Company's financial position or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("FAS 141(R)"). This Statement broadens the scope of acquisition accounting as prescribed in FAS 141, which applied only to business combinations in which control was obtained by transferring consideration, to all transactions and other events in which an entity obtains control of a business. FAS 141(R) establishes principles for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree by requiring recognition at the acquisition date, and measurement at their fair values as of that date, with limited exceptions specified in the Statement. FAS 141(R) also establishes requirements for how the acquirer recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase as defined in the Statement. In addition, FAS 141(R) establishes guidance for how the acquirer determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company will be required to adopt FAS 141(R) for acquisitions completed after January 1, 2009. The Company is currently evaluating the impact of FAS 141(R) and has not yet determined the effect the adoption of FAS 141(R) will have on the Company's financial position or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 ("FAS 160"). This Statement amends Accounting Research Bulletin 51, "Consolidated Financial Statements" (ARB 51) to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company will be required to adopt FAS 160 as of January 1, 2009. The Company does not currently have a minority interest and FAS 160 is not expected to have a material impact.

4. Acquisitions

On July 31, 2007, the Company acquired 100% of the equity interests of Information Technology Toolbox, Inc. ("ITtoolbox"). ITtoolbox operates an online platform that connects a community of more than one million IT and other professionals. The community provides knowledge on a variety of IT related topics free of charge. Revenues are generated primarily through advertisements posted to the community Web portals. The acquisition was structured as a stock purchase through a newly created wholly-owned subsidiary of the Company, CEB Toolbox, Inc.

The purchase price of ITtoolbox was $58.9 million, reduced by the assumption of $1.0 million in transition bonuses that will be paid for by the Company. The purchase price may be increased if certain financial thresholds are achieved during a 12-month period on or before December 31, 2010. The operating results for the period from August 1, 2007 to December 31, 2007 are included in the Company's consolidated statement of income. Pro forma information disclosing the results of operations in 2007 and 2006 is not presented as the effects were not material to the Company's historical consolidated financial statements. The purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The purchase price, including transaction costs of approximately $0.5 million, was preliminarily assigned as follows (in thousands):

Net working capital	$ 1,547
Property and equipment	600
Intangible assets	20,294
Goodwill	35,916
Allocated purchase price	$ 58,357

Intangible assets of ITtoolbox that were acquired primarily include advertising, customer relationships, user database, and technology integral to content management and connection with users and will be amortized over assigned lives ranging from 3 to 20 years.

In September 2005, the Company acquired substantially all of the assets and technology of the Executive Performance Group ("EPG") to support the launch of the Shared Services Roundtable membership program. Under the terms of the EPG acquisition agreement, the initial purchase price of $8.2 million will be increased if certain future business operating conditions are achieved on or before December 31, 2008. Any additional payments would be recorded as a purchase price adjustment. The Company has included the results of operations of the EPG business from the date of the acquisition. Pro forma financial information for this acquisition has not been presented, as the effects were not material to the Company's historical consolidated financial statements.

5. Marketable securities

The aggregate market value, amortized cost, gross unrealized gains and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	December 31, 2007			
	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes and bonds	$ 57,033	$ 56,641	$ 392	$ —
Washington, D.C., tax-exempt notes and bonds	39,738	38,694	1,044	—
Total marketable securities	$ 96,771	$ 95,335	$ 1,436	$ —

	December 31, 2006			
	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes and bonds	$ 272,160	$ 273,853	$ 1	$ 1,694
Washington, D.C., tax-exempt notes and bonds	43,760	42,738	973	1
Total marketable securities	$ 315,920	$ 316,641	$ 974	$ 1,695

The following table summarizes marketable securities maturities (in thousands):

	December 31, 2007	
	Fair Market Value	Amortized Cost
Less than one year	$ 24,153	$ 24,093
Matures in 1 to 5 years	61,382	60,333
Matures in 6 to 10 years	11,236	10,909
Matures after 10 years	—	—
Total marketable securities	$ 96,771	$ 95,335

Included in the balance of marketable securities at December 31, 2007 and 2006 are $50 million of United States treasury notes that are held by the Company as a security deposit relating to the Arlington, Virginia office lease.

In 2007, the sale of marketable securities resulted in net realized investment gains of approximately $142,000. The Company did not sell any marketable securities in 2006. In 2005, the sale of marketable securities resulted in gross realized investment losses of $2.3 million.

6. Membership fees receivable

Membership fees receivable consists of the following (in thousands):

	December 31,	
	2007	2006
Billed	$ 117,738	$ 119,022
Unbilled	45,346	35,240
	163,084	154,262
Reserve for uncollectible revenue	(1,748)	(1,155)
Membership fees receivable, net	$ 161,336	$ 153,107

7. Property and equipment

Property and equipment consists of the following (in thousands):

	December 31,	
	2007	2006
Furniture, fixtures, and equipment	$ 31,815	$ 14,574
Software and Web site development costs	14,752	13,710
Leasehold improvements	72,741	16,459
	119,308	44,743
Accumulated depreciation	(27,404)	(17,755)
Property and equipment, net	$ 91,904	$ 26,988

Depreciation expense was $13.1 million, $9.7 million and $7.1 million in 2007, 2006 and 2005, respectively. Approximately $32.8 million of leasehold improvements relate to lease incentives and were paid by the Company's landlords, including approximately $31.2 million relating to our new office space in Arlington, Virginia. The lease incentives will be amortized over the appropriate lease terms and recorded as a reduction of rent expense. See "Note 15. Commitments and contingencies" for further discussion.

8. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consists of the following (in thousands):

	December 31,	
	2007	2006
Accounts payable	$ 11,319	$ 8,021
Advanced membership payments received	14,197	21,976
Other accrued liabilities	37,165	36,776
Accounts payable and accrued liabilities	$ 62,681	$ 66,773

9. Other liabilities

Other liabilities consist of the following (in thousands):

	December 31,	
	2007	2006
Deferred compensation	$ 12,242	$ 7,882
Lease incentives	31,201	—
Deferred rent benefit—long term	8,081	4,592
Accrued lease restructuring charges	5,165	5,210
Deferred revenues—long term	3,105	—
Total other liabilities	$ 59,794	$ 17,684

10. Stockholders' equity and share-based compensation

Share-based compensation

Effective January 1, 2006, the Company adopted FAS 123(R) using the modified prospective transition method, and therefore, has not restated results for prior periods. Under this transition method, share-based compensation expense in 2007 and 2006 includes compensation expense for all share-based compensation awards granted prior to, but not vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123. Share-based compensation expense for all share-based compensation awards granted on or after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). The Company previously recorded share-based compensation expense in accordance with the provisions of APB 25, which allowed the Company to record share-based compensation expense based on the intrinsic value of the share-based award at the date of grant.

Under the principal share-based compensation plans, the Company may grant certain employees, directors and consultants options to purchase common stock, stock appreciation rights and restricted stock units. Options are rights to purchase common stock of the Company at the fair market value on the date of grant. Stock appreciation rights are equity settled share-based compensation arrangements whereby the number of shares of the Company's common stock that will ultimately be issued is based upon the appreciation of the Company's common stock and the number of awards granted to an individual. Restricted stock units are equity settled share-based compensation arrangements of a number of shares of the Company's common stock. Holders of options and stock appreciation rights do not participate in dividends until after the exercise of the award. Restricted stock unit holders do not participate in dividends nor do they have voting rights until the restrictions lapse.

The total compensation expense related to share-based compensation awards in 2007 and 2006 was $22.8 million and $25.3 million, respectively. The Company's net income in 2007 and 2006 was $14.3 million lower and $15.6 million lower, respectively, including tax benefits of $8.5 million and $9.7 million, respectively, than if the Company had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share in 2007 were $0.39 lower than if the Company had not adopted FAS 123(R). In 2006, basic and diluted earnings per share were $0.40 and $0.39 lower, respectively, than if the Company had not adopted FAS 123(R).

FAS 123(R) requires forfeitures to be estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. Share-based compensation expense is recognized on a straight line basis, net of an estimated forfeiture rate, for only those shares expected to vest over the requisite service period of the award, which is generally the option vesting term of four years. In the pro-forma information required under

FAS 123, as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("FAS 148") for the periods prior to 2006, the Company accounted for forfeitures as they occurred. When estimating forfeitures, the Company considers voluntary termination behaviors as well as trends of actual forfeitures.

Prior to the adoption of FAS 123(R), the Company presented the excess tax benefit of stock option exercises as operating cash flows. Upon the adoption of FAS 123(R), excess tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options are classified as financing cash flows. In 2007 and 2006, the Company included $2.4 million and $41.2 million, respectively, of excess tax benefits in the financing section of the consolidated statements of cash flows, representing the amount of excess tax benefit used to reduce the Company's tax liability incurred during 2007 and 2006, respectively.

Equity incentive plans

The Company issues awards under the 2004 Stock Incentive Plan, as amended, adopted in 2004 (the "2004 Plan") and the Directors' Stock Option Plan, adopted in 1998 (the "Directors' Plan") (together "the Plans"). All regular employees, directors and consultants are eligible to receive equity awards. The Plans provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and incentive bonuses. The 2004 Plan provides for the issuance of up to 6,300,000 shares of common stock, plus any shares subject to outstanding awards under prior equity compensation plans up to an aggregate maximum of 9,400,000 shares. The terms of the awards granted under the Plans, including vesting, forfeiture and post termination exercisability are set by the plan administrator, subject to certain restrictions. The contractual term of equity awards ranges from 4 to 10 years. The Company had 3.8 million shares available for issuance under the Plans at December 31, 2007.

Valuation assumptions

In the first quarter of 2006, the Company changed the valuation model used for estimating the fair value of share-based compensation awards from a Black-Scholes valuation model to a lattice valuation model. This change was made because of the Company's belief that the lattice valuation model provides a better estimate of fair value of shared-based compensation awards granted. The lattice model can incorporate a range of possible outcomes over an award's term and can be adjusted for changes in certain assumptions over time. The Black-Scholes model assumptions are more constant over time, which is not always consistent with an employee's exercise behavior.

The following assumptions were used to value grants of share-based awards for each respective period:

	Year Ended December 31,		
	2007	2006	2005
Risk-free interest rate	4.47%	4.80%	4.29%
Dividend yield	2.01%	1.29%	0.6%
Expected life of option (in years)	4.8	4.5	4.4
Expected volatility	30%	30%	30%
Weighted-average fair value of share-based compensation awards granted	$17.85	$26.14	$19.80

The Black-Scholes model would have produced a value that was approximately 7% higher and 12% higher in 2007 and 2006, respectively. The valuation of restricted stock units is determined using the fair market value on the date of grant, discounted by the present value of dividends expected to be declared and paid over the vesting period.

Pro-forma information for periods prior to the adoption of FAS 123(R)

Prior to the adoption of FAS 123(R), the Company provided the disclosures required under FAS 123 as if the fair value method defined by FAS 123 had been applied to share-based compensation. Pro-forma information for 2005 was as follows:

	Year Ended December 31, 2005
	(In thousands, except per-share amounts)
Net income, as reported	$ 75,060
Deduct: Total share-based compensation expense determined under fair value–based methods for all awards, net of related tax effects	(16,759)
Pro forma net income	$ 58,301
Earnings per share:	
Basic—as reported	$ 1.90
Basic—pro forma	$ 1.47
Diluted—as reported	$ 1.83
Diluted—pro forma	$ 1.43

Common stock options

The following tables summarize the changes in common stock options in 2007 and 2006:

2007	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Options outstanding, beginning of year	2,942,132	$ 50.63	5.13	$ 109.1
Options granted	—	—		
Options cancelled	(149,250)	56.92		
Options exercised	(593,929)	39.20		
Options outstanding, end of year	2,198,953	$ 53.28	4.10	$ 15.0
Options vested and expected to vest at end of year	2,151,328	$ 53.13	4.10	$ 15.0
Options exercisable, end of year	1,338,954	$ 48.66	4.20	$ 15.3

2006	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Options outstanding, beginning of year	5,271,183	$ 44.96	6.14	
Options granted	—	—		
Options cancelled	(152,262)	54.62		
Options exercised	(2,176,789)	36.71		
Options outstanding, end of year	2,942,132	$ 50.63	5.13	$ 109.1
Options vested and expected to vest at end of year	2,849,979	$ 50.39	5.13	$ 106.3
Options exercisable, end of year	881,508	$ 44.15	5.17	$ 38.4

The following table summarizes the changes in common stock options in 2005:

2005	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of year	5,411,706	$ 36.20
Options granted	1,417,500	66.85
Options cancelled	(171,625)	49.03
Options exercised	(1,386,398)	32.70
Options outstanding, end of year	5,271,183	$ 44.96
Options exercisable, end of year	1,557,684	$ 35.05

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2007 and 2006 of $60.10 and $87.70, respectively, and the exercise price, multiplied by the number of share-based awards) that would have been received by the option holders had all option holders exercised their options on December 31, 2007 and 2006, respectively. This amount changes over time based on changes in the fair market value of the Company's stock. A total of 1,128,584 and 1,500,383 options vested in 2007 and 2006, respectively, with a total fair value of $20.1 million and $25.8 million, respectively.

The following table summarizes the characteristics of options at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2007	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years	Number Exercisable at December 31, 2007	Weighted Average Exercise Price
$7.12–$32.30	365,217	$ 31.11	4.82	362,217	$ 31.10
32.41–45.10	678,870	43.98	3.31	420,496	43.36
46.45–64.88	1,022,241	63.20	4.27	502,616	61.93
65.68–89.70	132,625	85.42	4.88	53,625	84.49
$7.12–$89.70	2,198,953	$ 53.28	4.10	1,338,954	$ 48.66

Stock appreciation rights

The following table summarizes the changes in stock appreciation rights in 2007 and 2006:

2007	Number of Stock Appreciation Rights	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Stock appreciation rights outstanding, beginning of year	614,145	$ 97.36	6.20	$ —
Stock appreciation rights granted	840,486	74.48	6.28	
Stock appreciation rights cancelled	(161,312)	86.67		
Stock appreciation rights exercised	—	—		
Stock appreciation rights outstanding, end of year	1,293,319	$ 83.82	5.85	$ —
Stock appreciation rights vested and expected to vest at end of year	1,171,169	$ 84.13	5.83	$ —
Stock appreciation rights exercisable, end of year	134,292	$ 97.52	5.20	$ —

2006	Number of Stock Appreciation Rights	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Stock appreciation rights outstanding, beginning of year	—	$ —		
Stock appreciation rights granted	628,150	97.36	6.20	
Stock appreciation rights cancelled	(14,005)	97.56		
Stock appreciation rights exercised	—	—		
Stock appreciation rights outstanding, end of year	614,145	$ 97.36	6.20	$ —
Stock appreciation rights vested and expected to vest at end of year	579,386	$ 97.36	6.20	$ —
Stock appreciation rights exercisable, end of year	—	$ —		

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2007 and 2006 of $60.10 and $87.70, respectively, and the exercise price, multiplied by the number of share-based awards) that would have been received by the option holders had all option holders exercised their stock appreciation rights on December 31, 2007 and 2006, respectively. This amount changes over time based on changes in the fair market value of the Company's stock.

The following table summarizes the characteristics of stock appreciation rights at December 31, 2007:

Range of Exercise Prices	Number Outstanding at December 31, 2007	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years	Number Exercisable at December 31, 2007	Weighted Average Exercise Price
$66.60–$76.00	753,361	$ 74.13	6.29	—	$ —
86.49–103.97	539,958	97.34	5.22	134,292	97.52
$66.60–$103.97	1,293,319	$ 83.82	5.85	134,292	$ 97.52

Restricted stock units

The following table summarizes the changes in restricted stock units in 2007 and 2006:

	2007		2006	
	Number of Restricted Stock Units	Weighted Average Remaining Term	Number of Restricted Stock Units	Weighted Average Remaining Term
Restricted stock units outstanding, beginning of year	60,123	3.20	—	
Restricted stock units granted	73,529	3.18	60,661	3.20
Restricted stock units cancelled	(17,499)		(538)	
Restricted stock units vested	(14,885)		—	
Restricted stock units outstanding, end of year	101,268	2.79	60,123	3.20
Restricted stock units vested and expected to vest at end of year	90,128	2.79	55,952	3.20

A total of 73,529 and 60,661 restricted stock units were granted in 2007 and 2006, respectively, at a weighted average fair value of $74.07 per share and $94.78 per share, respectively.

At December 31, 2007, $31.3 million of total estimated unrecognized share-based compensation cost is expected to be recognized over a weighted-average period of approximately 2.3 years.

Share Repurchases

In July 2007, the Company's Board of Directors authorized a share repurchase of up to an additional $125 million of the Company's common stock, which, when combined with the remaining balance of the existing share repurchase authorizations, provided the Company the opportunity to repurchase up to approximately $149.2 million of the Company's shares as of the date of the additional share repurchase authorization in July 2007. Repurchases may be made from time to time in open market and privately negotiated transactions subject to market conditions. No minimum number of shares has been fixed. The Company has funded, and expects to continue to fund, its share repurchases with cash on hand and cash generated from operations. In 2007, 2006 and 2005, the Company repurchased 4.3 million, 1.9 million and 0.9 million shares of its common stock at a total cost of $303.0 million, $176.0 million and $61.5 million, respectively. The remaining share repurchase authorization was $64.2 million at December 31, 2007.

Dividends

In 2007, the Company's Board of Directors declared quarterly cash dividends of $0.40 per share, which were paid on March 30, 2007, June 29, 2007, September 28, 2007 and December 28, 2007 to stockholders of record at the close of business on March 9, 2007, June 15, 2007, September 14, 2007 and December 14, 2007. The Company funds its dividend payments with cash on hand and cash generated from operations.

Preferred stock

At December 31, 2007 and 2006, the Company had 5,000,000 shares of preferred stock authorized with a par value of $0.01 per share. No shares were issued and outstanding at December 31, 2007 and 2006.

11. Lease restructuring costs

In September 2005, the Company entered into an agreement whereby the existing lease for the Company's headquarters in Washington, D.C. was modified to terminate in early 2008, with some space terminating on July 31, 2006. As a result, the Company recorded a $1.2 million, net lease restructuring charge composed of the items further described below. The Company incurred a one time termination charge payable to the lessor in the amount of $775,000 as a result of the early termination. The Company further recorded $667,000 in expense relating to the rental payments and operating expenses for the period from the date of the agreement in September 2005 to July 2006 for the space that was exited on July 31, 2006. The termination of the lease agreements resulted in the reduction of the original lease term and, therefore, the reversal of rent expense previously recognized for deferred rent obligations that the Company will no longer incur. In addition, the Company recorded a non-cash benefit of approximately $223,000 for the reversal of a portion of certain deferred rental obligations that were previously being recognized over the life of the original lease term, resulting in constant rent expense over the original lease term. All amounts are included in "General and administrative" expenses in the 2005 consolidated statement of income.

12. Income taxes

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Current tax expense	$ 57,351	$ 62,728	$ 23,801
Deferred tax (benefit) expense	(9,850)	(13,167)	14,749
Provision for income taxes	$ 47,501	$ 49,561	$ 38,550

In 2007, 2006 and 2005, the Company made cash payments for income taxes of approximately $60.8 million, $9.0 million and $0.8 million, respectively.

The provision for income taxes differs from the amount of income taxes determined by applying the U.S. federal income tax statutory rate to income before provision for income taxes as follows:

	Year Ended December 31,		
	2007	2006	2005
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal benefit	3.3	3.9	—
Foreign income tax	(0.1)	—	(0.1)
Permanent differences and credits, net	(1.1)	(0.4)	(1.0)
Effective tax rate	37.1%	38.5%	33.9%

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities consist of the following (in thousands):

	December 31,	
	2007	2006
Deferred tax assets:		
Share-based compensation	$ 14,075	$ 8,493
Accrued incentive compensation	9,196	7,533
Tax credit carry forwards	8,529	9,317
Depreciation	5,542	3,178
Deferred compensation plan	4,739	3,066
Deferred revenue	3,906	3,514
Non-cash lease incentive	2,469	2,417
Operating leases	2,036	650
Other	2,095	1,382
Total deferred tax assets	52,587	39,550
Valuation allowance	(7,878)	(5,821)
Total deferred tax assets, net of valuation allowance	44,709	33,729
Deferred tax liabilities:		
Deferred incentive compensation	6,177	5,119
Other	1,515	605
Total deferred tax liabilities	7,692	5,724
Deferred tax assets, net	$ 37,017	$ 28,005

In estimating future tax consequences, FAS 109 generally considers all expected future events in the determination and valuation of deferred tax assets and liabilities. The Company believes that its future taxable income will be sufficient for the full realization of the net deferred income tax assets.

The Company realized current tax benefits (reduction of taxes payable) resulting from the use of net operating loss carry forwards of $0, $0 and $13.3 million in 2007, 2006 and 2005, respectively.

The Office of Tax and Revenue of the Government of the District of Columbia (the "Office of Tax and Revenue") adopted regulations in accordance with the New E-Conomy Transformation Act of 2000 (the "Act") that modify the income and franchise tax, sales and use tax and personal property tax regulations, effective April 2001. Specifically, the regulations provide certain credits, exemptions and other benefits to a Qualified High Technology Company ("QHTC"). In October 2003, the Company received notification from the Office of Tax and Revenue that its certification as a QHTC under the Act had been accepted. As a QHTC, the Company's Washington, D.C. statutory income tax rate was 0.0% through 2005 and is 6.0% thereafter. The Company is also eligible for certain Washington, D.C. income tax credits and other benefits. The Company has Washington D.C. tax credit carry forwards resulting in deferred tax assets of $8.5 million and $9.3 million at December 31, 2007 and 2006, respectively. These credits expire in years 2011 through 2017. The Company recorded a $7.9 million and $5.8 million valuation allowance at December 31, 2007 and 2006, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $10.3 million and $6.1 million at December 31, 2007 and 2006, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carry forwards would be available to reduce some portion of the U.S. liability.

The Company adopted the provisions of FIN 48 on January 1, 2007 and there was no difference between the amounts of unrecognized tax benefits recognized in the balance sheet prior to the adoption of FIN 48. A reconciliation of the beginning and ending unrecognized tax benefit is as follows (in thousands):

Balance at January 1, 2007	$900
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Reductions for lapse of statute of limitations	—
Settlements	—
Balance at December 31, 2007	$900

The Company files income tax returns in U.S. federal, state, and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and local tax examinations in major tax jurisdictions for periods prior to 2004. All of the Company's unrecognized tax benefit liability would affect the Company's effective tax rate if recognized. The Company accrued $70,000 of interest in 2007. The Company does not currently anticipate that the total amount of unrecognized tax benefits will significantly increase within the next 12 months.

13. Employee benefit plans

Defined contribution 401(k) plan

The Company sponsors a defined contribution 401(k) plan (the "Plan") in which the Company's employees participate. Pursuant to the Plan, all employees who have reached the age of 21 are eligible to participate. Prior to 2007, the Company provided a discretionary contribution equal to 25% of an employee's contribution up to a maximum of 4% of base salary. Effective January 1, 2007, the Company adopted amendments to the Plan in which the Company provides a discretionary contribution equal to 50% of an employee's contribution up to a maximum of 6% of base salary. The amendments to the Plan additionally provide that effective January 1, 2007, the Company's matching contribution on behalf of an employee is subject to a four-year vesting schedule of 25% per year beginning one year from the employee's date of hire, and that an employee must be employed by the Company on the last day of a Plan year in order to vest in the Company's contribution for that year. Company contributions to the Plan were $3.1 million, $1.1 million and $0.8 million in 2007, 2006 and 2005, respectively.

Employee stock purchase plan

The Company sponsors an employee stock purchase plan (the "ESPP") for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 10% of their eligible compensation to purchase shares of the Company's common stock. The total shares of the Company's common stock authorized for issuance under the ESPP is 1,050,000. Under the plan, shares of the Company's common stock may be purchased over an offering period, typically three months, at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the three month purchase period. In 2007, 2006 and 2005, the Company issued 33,677 shares, 26,875 shares and 24,956 shares of common stock, respectively, under the ESPP. At December 31, 2007, approximately 0.9 million shares were available for issuance.

Deferred compensation plan

Effective July 1, 2005, the Company implemented a Deferred Compensation Plan (the "Plan") for certain employees and members of the Board of Directors to provide an opportunity to defer compensation on a pre-tax basis. The Plan provides for deferred amounts to be credited with investment returns based upon investment options selected by participants from alternatives designated from time to time by the plan administrative committee. Investment earnings associated with the Plan's assets are included in Other income, net while changes in individual participant account balances are recorded as compensation expense in the consolidated statements of income. The Plan also allows the Company to make discretionary contributions at any time based on individual or overall Company performance, which may be subject to a different vesting schedule than elective deferrals, and provides that the Company will make up any 401(k) plan match that is not credited to the participant's 401(k) account due to his or her participation in the Plan. The Company has established a rabbi trust to hold assets utilized by the Company to pay benefits under the Plan. The Company did not make any discretionary contributions to the Plan in 2007, 2006 and 2005.

14. Sales of common stock

In March 2006 and 2005, certain of the Company's shareholders sold 0.9 million and 1.3 million shares, respectively, of the Company's common stock in transactions that were exempt from registration. The common stock sold consisted primarily of common stock obtained by employees and directors from the exercise of Company common stock options. The Company did not directly receive any proceeds from the sale of its common stock; however, it did receive cash from the exercise of the common stock options in March 2005.

15. Commitments and contingencies

Operating leases

The Company leases office facilities in the United States, United Kingdom and India expiring on various dates through 2028. In the second quarter of 2006, the Company entered into a new lease agreement for additional office space in the United Kingdom. In the third quarter of 2006, the Company entered into new lease agreements for additional office space in Washington, D.C. The expiration of the new Washington, D.C. leases coincided with the Company's move to the new Arlington, Virginia headquarters in early 2008. In the fourth quarter of 2006, the Company entered into new lease agreements for additional office locations in Chicago, Illinois and San Francisco, California. The Chicago office lease is for a seven-year term with total remaining lease payments of $6.1 million. The San Francisco lease is for a six-year term with total remaining lease payments of $1.9 million. With our acquisition of Information Technology Toolbox, Inc. in the third quarter of 2007, we acquired the lease obligations for its office locations in Scottsdale, Arizona and West Chester, Pennsylvania. The Scottsdale lease continues for a 26-month term from the date of our acquisition with total lease payments of $0.5 million over that term. The West Chester lease continues for a 32-month term from the date of our acquisition with total lease payments of $0.3 million over that term. Certain lease agreements include provisions for rental escalations and require the Company to pay for executory costs such as taxes and insurance. Future minimum rental payments under non-cancelable operating leases, excluding executory costs, are as follows (in thousands):

Year Ended December 31,	
2008	$ 34,904
2009	33,752
2010	33,413
2011	32,970
2012	32,644
Thereafter	421,671
Total	$ 589,354

Pursuant to the terms of the Arlington, Virginia lease, the Company had the option to accelerate the date at which it could obtain control of a portion of the leased property. This option was exercised for the month of January 2008 in which the Company elected early access to certain floors of the building.

Rent expense was $21.9 million, $15.1 million and $13.3 million in 2007, 2006 and 2005, respectively. The Company has entered into letter of credit agreements totaling $3.8 million to provide security deposits for certain office space leases. The letters of credit expire in the period from March 2008 through January 2009, but will automatically extend for another year from their expiration dates, unless we terminate them. We expect to terminate approximately $1.4 million of the letters of credit relating to the security deposits for the Washington, D.C. office space leases when the leases expire in 2008. To date, no amounts have been drawn on these agreements. Under the terms of the Arlington, Virginia lease agreement, the Company has committed to providing the landlord security deposits totaling $50 million. The Company has pledged $50 million of long-term marketable securities to the landlord as collateral for this obligation.

From time to time, the Company is subject to ordinary routine litigation incidental to its normal business operations. The Company is not currently a party to, and the Company's property is not subject to, any material legal proceedings.

The Company continues to evaluate potential tax exposures relating to sales and use, payroll, income, and property tax laws and regulations for various states in which the Company sells or supports its goods and services. Accruals for potential contingencies are recorded by the Company when it is probable that a liability has been incurred and the liability can be reasonably estimated. As additional information becomes available, changes in the estimates of the liability are reported in the period that those changes occur. The Company paid $3.3 million in January 2007 to resolve sales and use tax obligations in various states. The Company accrued a liability of approximately $2.0 million and $4.1 million at December 31, 2007 and 2006, respectively relating to certain sales and use tax regulations for states in which the Company sells or supports its goods and services.

The Company expects the total costs of the tenant build-out for the Waterview office location in Arlington, Virginia ("Waterview") to be approximately $100 million, of which approximately $40 million will be paid by the landlord. In March 2007, the Company entered into a contract for approximately $57 million for the general construction of the build-out which is expected to be paid within 12 months. At December 31, 2007, approximately $31.2 million of Waterview tenant build-out costs were funded and paid by the landlord, directly through lease incentives and therefore, excluded from the cash flow statement as a non-cash investing activity. The lease incentive will be amortized over the term of the lease as a reduction of rent expense.

16. Quarterly financial data (unaudited)

Unaudited summarized financial data by quarter in 2007 and 2006 is as follows (in thousands, except per-share amounts):

	2007 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 124,525	$ 129,697	$ 136,288	$ 142,206
Gross profit	79,849	82,433	90,688	96,658
Income before provision for income taxes	31,495	28,167	34,784	33,642
Net income	$ 19,370	$ 17,323	$ 21,392	$ 22,502
Earnings per share:				
Basic	$ 0.50	$ 0.47	$ 0.60	$ 0.64
Diluted	$ 0.50	$ 0.46	$ 0.59	$ 0.63

	2006 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 105,069	$ 111,662	$ 118,390	$ 125,502
Gross profit	67,609	72,603	75,633	80,756
Income before provision for income taxes	27,835	28,883	34,328	37,686
Net income	$ 17,119	$ 17,763	$ 21,112	$ 23,177
Earnings per share:				
Basic	$ 0.43	$ 0.44	$ 0.53	$ 0.59
Diluted	$ 0.42	$ 0.43	$ 0.52	$ 0.58

17. Subsequent events

Dividends

In February 2008, the Board of Directors declared a quarterly cash dividend of $0.44 per share. The dividend is payable on March 31, 2008 to stockholders of record at the close of business on March 14, 2008. The Company will fund its dividend payments with cash on hand and cash generated from operations.

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the consolidated financial statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of the consolidated financial statements in accordance with generally accepted accounting principles, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Ethics for Directors, Executives and Employees. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent auditors to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly has full and free access to the Audit Committee at any time.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting, which is included herein.

Thomas L. Monahan III
Chief Executive Officer
February 29, 2008

Timothy R. Yost
Chief Financial Officer
February 29, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
The Corporate Executive Board Company

We have audited The Corporate Executive Board Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Corporate Executive Board Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Corporate Executive Board Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of The Corporate Executive Board Company and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of The Corporate Executive Board Company and subsidiaries, and our report dated February 29, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
February 29, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
The Corporate Executive Board Company

We have audited the accompanying consolidated balance sheets of The Corporate Executive Board Company and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Corporate Executive Board Company and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation upon adoption of the Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Corporate Executive Board Company and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
February 29, 2008

Executive Officers and Directors

(As of May 1, 2008)

Thomas L. Monahan III
Chairman and Chief Executive Officer

Gregor S. Bailar*
Director; Former Chief Information Officer, Capital One Financial Corporation

Stephen M. Carter*
Director; Chief Executive Officer and President, Superior Essex Inc.

Gordon J. Coburn*
Director; Chief Financial Officer and Chief Operating Officer, Cognizant Technology Solutions Corporation

Robert C. Hall*
Director; Former Chairman, Harborside Plus, Inc.

Nancy J. Karch*
Director; Director Emeritus, McKinsey & Company

David W. Kenny*
Director; Chairman and Chief Executive Officer of Digitas

Daniel O. Leemon*
Director; Former Executive Vice President and Chief Strategy Officer, The Charles Schwab Corporation

Timothy R. Yost
Chief Financial Officer

Melody L. Jones
Chief Human Resources Officer

Glenn P. Tobin
General Manager

* Member of the Audit Committee and/or Compensation Committee of the Board of Directors.

Corporate Information

Form 10-K/Investor Contact

A copy of the Company's 2007 Annual Report on Form 10-K (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Timothy R. Yost, Chief Financial Officer, at the Company's corporate office.

Common Stock and Dividend Information

The common stock of The Corporate Executive Board Company has been traded on the NASDAQ Stock Market, Inc. under the symbol EXBD since the initial public offering on February 23, 1999. As of April 23, 2008, there were approximately 19,100 holders of the common stock, including 51 stockholders of record. Commencing with the first quarter of 2008, the Company's Board of Directors has declared a quarterly dividend of $0.44 per share, which is funded with cash generated from operations. Prior to the first quarter of 2004, the Company had not declared or paid any cash dividend on the common stock since the closing of its initial public offering.

Corporate Office
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, VA 22209
+1-571-303-3000
www.executiveboard.com

Registrar and Transfer Agent
Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310-1900
+1-800-851-9677

Independent Auditors
Ernst & Young LLP
Baltimore, MD

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Stock Market, Inc.

	High	Low
2007		
First Quarter	$ 96.33	$ 73.15
Second Quarter	77.39	58.54
Third Quarter	74.37	62.94
Fourth Quarter	76.99	58.63
2006		
First Quarter	$ 103.18	$ 80.77
Second Quarter	112.97	97.58
Third Quarter	101.25	83.62
Fourth Quarter	97.10	86.25

The graph below compares the cumulative total stockholder return on the Company's common stock for the past five years through December 31, 2007, with the cumulative total return on the S&P GSTI Services Index (formerly, the Goldman Sachs Services Index) and the NASDAQ Global Select Market Composite Index (formerly, the NASDAQ National Market Composite Index) for the same period. The graph assumes that $100 was invested in the Company's common stock and in each of the other indexes on December 31, 2002, and that any dividends were reinvested. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of the Company's common stock.



The Corporate Executive Board Company
S&P GSTI Services Index[1]
NASDAQ Global Select Market Composite Index[2]
$300
$150
$0
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007

[1] In February 2007, the Goldman Sachs Services Index (index identifier: GSV), which CEB has presented in this stock performance graph in prior years, was acquired by Standard and Poors from the Goldman Sachs Group. The index is now listed as the S&P GSTI Services Index (index identifier: SPGSTISV)

Companies included in the S&P GSTI Services Index as of December 31, 2007, were: Acxiom Corporation, Affiliated Computer Services Inc., Alliance Data Systems Corporation, Automatic Data Processing, Inc., BearingPoint, Inc., Broadridge Financial Solutions, Inc., CACI International Inc, Cognizant Technology Solutions Corp., Computer Sciences Corp., Convergys Corp., DST Systems, Inc., Electronic Data Systems Corp., Euronet Worldwide, Inc., Fidelity National Information Services, Inc., Fiserv, Inc., Gartner, Inc, Global Payments Inc., Hewitt Associates, Inc., Iron Mountain Incorporated, ManTech International Corporation, MasterCard Incorporated, Metavante Technologies, Inc., MoneyGram International, Inc., MPS Group, Inc., Neustar, Inc., Paychex, Inc., Perot Systems Corp., SAIC, Inc., SRA International, Inc, Syntel, Inc., Total System Services, Inc., Unisys Corp., VeriFone Holdings, Inc., The Western Union Company and Wright Express Corporation.

[2] Beginning July 2006, the NASDAQ National Market Composite Index, which CEB has presented in this stock performance graph prior to that time, ceased being disseminated by NASDAQ. The index's historical data was retained and carried forward in July 2006 to a newly created index called the NASDAQ Global Select Market Composite Index (index identifier: NQGS).

CORPORATE EXECUTIVE BOARD®

END

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